Exhibit 99.2

WHEATON PRECIOUS METALS

20 YEARS of VALUE THROUGH STREAMING

ANNUAL REPORT

Management's Discussion & Analysis

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2023

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) consolidated financial statements for the year ended December 31, 2023 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 73 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of March 14, 2024.

Table of Contents

Overview	3

Highlights	5

Outlook	7

Mineral Stream Interests	8

Mineral Royalty Interests	13

Long-Term Equity Investments	13

Summarized Financial Results	16

Summary of Units Produced	17

Summary of Units Sold	18

Quarterly Financial Review	19

Results of Operations and Operational Review	20

Liquidity and Capital Resources	33

Share Capital	42

Financial Instruments	43

Risks and Uncertainties	43

Critical Accounting Estimates	57

Future Changes to Accounting Policies	59

Non-IFRS Measures	60

Subsequent Events	64

Controls and Procedures	64

Attributable Reserves and Resources	65

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

Including the agreements closed after December 31, 2023, the Company has entered into 38 long-term purchase agreements (30 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 32 different mining companies, for the purchase of precious metals and cobalt relating to 18 mining assets which are currently operating, 23 which are at various stages of development and 4 which have been placed in care and maintenance or have been closed, located in 16 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the year ended December 31, 2023, the per ounce price paid by the Company for the metals acquired under the agreements averaged $455 for gold, $5.05 for silver, $241 for palladium and $2.96 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [3]

Operational Overview

	Q4 2023	Q4 2022	Change	2023	2022	Change

Units produced
Gold ounces	113,359	69,027	64.2%	374,585	285,601	31.2%
Silver ounces	4,208	5,303	(20.6)%	17,176	23,800	(27.8)%
Palladium ounces	4,209	3,869	8.8%	15,800	15,485	2.0%
Cobalt pounds	215	128	67.5%	673	724	(7.1)%
Gold equivalent ounces [2]	174,222	142,887	21.9%	619,608	616,755	0.5%
Units sold
Gold ounces	115,011	68,996	66.7%	327,336	293,234	11.6%
Silver ounces	3,175	4,935	(35.7)%	14,326	21,570	(33.6)%
Palladium ounces	3,339	3,396	(1.7)%	13,919	15,076	(7.7)%
Cobalt pounds	288	187	54.0%	1,074	1,038	3.5%
Gold equivalent ounces [2]	162,360	138,218	17.5%	537,608	598,244	(10.1)%
Change in PBND and Inventory [3]
Gold ounces	(7,179)	(3,491)	3,688	29,205	(21,706)	(50,911)
Silver ounces	313	(468)	(781)	(196)	(1,090)	(894)
Palladium ounces	1,059	58	(1,001)	1,568	(531)	(2,099)
Cobalt pounds	(87)	(68)	19	(446)	(363)	83
Gold equivalent ounces [2]	(2,973)	(10,191)	(7,218)	23,674	(40,033)	(63,707)

Per unit metrics
Sales price
Gold per ounce	$2,006	$1,725	16.3%	$1,968	$1,806	9.0%
Silver per ounce	$23.77	$21.52	10.5%	$23.64	$21.84	8.2%
Palladium per ounce	$1,070	$1,939	(44.8)%	$1,329	$2,133	(37.7)%
Cobalt per pound	$12.92	$22.62	(42.9)%	$13.81	$31.00	(55.5)%
Gold equivalent per ounce [2]	$1,931	$1,708	13.1%	$1,890	$1,780	6.2%
Cash costs [4]
Gold per ounce [4]	$437	$475	8.0%	$455	$472	3.6%
Silver per ounce [4]	$5.02	$5.00	(0.4)%	$5.05	$5.33	5.3%
Palladium per ounce [4]	$198	$357	44.5%	$241	$377	36.1%
Cobalt per pound [4,5]	$3.14	$16.52	81.0%	$3.30	$8.10	59.3%
Gold equivalent per ounce [2,4]	$417	$447	6.7%	$424	$447	5.1%
Cash operating margin [4]
Gold per ounce [4]	$1,569	$1,250	25.5%	$1,513	$1,334	13.4%
Silver per ounce [4]	$18.75	$16.52	13.5%	$18.59	$16.51	12.6%
Palladium per ounce [4]	$872	$1,582	(44.9)%	$1,088	$1,756	(38.1)%
Cobalt per pound [4]	$9.78	$6.10	60.3%	$10.51	$22.90	(54.1)%
Gold equivalent per ounce [2,4]	$1,514	$1,261	20.1%	$1,466	$1,333	10.0%

Total revenue	$313,471	$236,051	32.8%	$1,016,045	$1,065,053	(4.6)%
Gold revenue	$230,716	$119,051	93.8%	$644,131	$529,698	21.6%
Silver revenue	$75,465	$106,175	(28.9)%	$338,594	$471,003	(28.1)%
Palladium revenue	$3,574	$6,586	(45.7)%	$18,496	$32,160	(42.5)%
Cobalt revenue	$3,716	$4,239	(12.3)%	$14,824	$32,192	(54.0)%
Net earnings	$168,435	$166,125	1.4%	$537,644	$669,126	(19.6)%
Per share	$0.372	$0.367	1.4%	$1.187	$1.482	(19.9)%
Adjusted net earnings [4]	$164,569	$103,744	58.6%	$533,051	$504,912	5.6%
Per share [4]	$0.363	$0.229	58.5%	$1.177	$1.118	5.3%
Operating cash flows	$242,226	$172,028	40.8%	$750,809	$743,424	1.0%
Per share [4]	$0.535	$0.381	40.4%	$1.658	$1.646	0.7%
Dividends paid [6]	$67,950	$67,797	0.2%	$271,744	$270,946	0.3%
Per share	$0.15	$0.15	0.0%	$0.60	$0.60	0.0%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.

2)

Gold-equivalent ounces (“GEOs”), which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

4)	Refer to discussion on non-IFRS measures beginning on page 60 of this MD&A.

5)

Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million (twelve months - $1.6 million), resulting in a decrease of $0.08 per pound of cobalt sold (twelve months - $0.91 per pound sold). Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million (twelve months - $1.6 million), resulting in an increase of $8.71 per pound sold (twelve months - $1.60 per pound sold). The inventory which was written down in 2022 was fully sold during 2023, and no further inventory write down was required during 2023. The Company reflects the cobalt inventory at the lower of cost and net realizable value and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

6)

Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. As at December 31, 2023, cumulative dividends of $2,066 million have been declared and paid by the Company.

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Highlights

Operations

•	For the three months ended December 31, 2023, relative to the comparable period of the prior year:

o

Production amounted to 174,200 gold equivalent ounces (“GEOs”), an increase of 22% relative to the comparable period of the prior year, with gold production increasing 64% primarily due to the mill throughput expansion at Salobo which achieved the highest production levels since the fourth quarter of 2019, partially offset by a 20% decrease in silver production attributable primarily to the labour strike at Peñasquito, the divestment of the Yauliyacu PMPA, the closure of the Minto mine and the temporary suspension of attributable production from Aljustrel.

o	Sales volumes amounted to 162,360 GEO’s, an increase of 17% relative to the comparable period of the prior year, with the higher production levels being partially offset by relative changes in PBND.

o

Revenue increased 33% or $77 million to $313 million (74% gold, 24% silver, 1% palladium and 1% cobalt), with the increase being primarily due to a 13% increase in realized commodity prices and higher sales volumes resulting from the higher production, partially offset by relative changes in PBND.

o	Gross margin amounted to $177 million, representing an increase of $56 million.

o

Net earnings amounted to $168 million, an increase of $2 million, with the higher gross margin in Q4-2023 being offset by the results for Q4 2022 reflecting a $51 million gain relating to the disposal of the Yauliyacu PMPA.

o	Adjusted net earnings increased 59% or $61 million to $165 million, with the increase being due primarily to the higher gross margin.

o	Operating cashflow amounted to $242 million, with the $70 million increase being due primarily to the higher gross margin and higher interest income on the Company’s cash balances.

•	For the year ended December 31, 2023 relative to the comparable period of the prior year:

o

Production amounted to 619,600 GEOs, comparable to the prior year, with increased production from Salobo due to the mill throughput expansion and Constancia due to the mining of the high-grade zones of the Pampacancha deposit being offset by the cessation of production from Yauliyacu, 777, Keno Hill and Minto, the mining of lower grade material at Antamina and the labour strike at Peñasquito.

o

Revenue amounted to $1,016 million (63% gold, 34% silver, 2% palladium and 1% cobalt), with the $49 million decrease being primarily due to a 10% decrease in sales volumes resulting from relative changes in PBND partially offset by a 6% increase in realized commodity prices.

o	Gross margin amounted to $573 million, representing an increase of $8 million.

o

Net earnings amounted to $538 million, a decrease of $131 million primarily due to the prior year results reflecting $156 million of income relating to the disposal of the Yauliyacu and Keno Hill PMPAs.

o	Adjusted net earnings amounted to $533 million, with the $28 million increase being due primarily to the higher gross margin and higher interest income on the Company’ cash balances.

o	Operating cashflow amounted to $751 million, with the $7 million increase being due primarily to the higher interest income on the Company’ cash balances.

•	On March 14, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share.

Corporate Development

•	On May 16, 2023, the Company entered into a PMPA with Lumina Gold Corp., (“Lumina”) in respect to the Cangrejos Project (“Cangrejos”) located in Ecuador.

•	On June 14, 2023, the Company amended the Blackwater Gold PMPA, increasing the amount of attributable gold it is entitled to under the contract.

•	On September 10, 2023, the Company acquired a new 0.5% Net Smelter Royalty (“NSR”) from Liberty Gold Corp., (“Liberty Gold”) on the Black Pine Oxide Gold Project (“Black Pine”).

•	On October 24, 2023, the Company entered into a PMPA with Waterton Copper Corp. (“Waterton Copper”) in respect of silver production from the Mineral Park Mine located in Arizona, USA.

•

On November 15, 2023, the Company entered into a definitive agreement with certain entities advised by Orion Resource Partners (“Orion”) to acquire existing PMPAs in respect of Ivanhoe Mines’ Platreef Project

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [5]

(the “Platreef PMPA”) and BMC Minerals’ Kudz Ze Kayah Project (the “Kudz Ze Kayah PMPA”) (the “Orion Purchase Agreement”). Closing of the Orion Purchase Agreement occurred on February 27, 2024.

•	On November 15, 2023, the Company entered into a PMPA with Dalradian Gold in respect of gold production from the Curraghinalt project located in Northern Ireland, United Kingdom.

•	On November 21, 2023, the Company along with Vale announced the successful completion of the throughput test for the first phase of the Salobo III expansion project in Brazil.

•	On December 13, 2023, the Company entered into a 1% Gross Revenue Royalty with Vista Gold Corp. (“Vista”) on the Mt Todd gold project located in Northern Territory, Australia.

Other

•

On April 12, 2023, B2Gold Corp. (“B2Gold”) completed its acquisition of all the issued and outstanding common shares of Sabina Gold & Silver Corp. (“Sabina”), and in conjunction with this acquisition, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million.

•	During the fourth quarter of 2023:

o	The Company made its quarterly dividend payment of $67 million.

o

The Company made total upfront cash payments of $452 million relative to the Blackwater PMPA ($45 million), Cangrejos PMPA ($17 million), the newly acquired Curraghinalt PMPA ($20 million) and the Salobo III expansion payment ($370 million).

•	During 2023:

o	The Company made four quarterly dividend payments totaling $265 million.

o

The Company made total upfront cash payments of $664 million relative to the Blackwater PMPA ($181 million), the Cangrejos PMPA ($29 million), the Goose PMPA ($63 million), the newly acquired Curraghinalt PMPA ($20 million) and the Salobo III expansion payment ($370 million).

o	The Company received $46 million from the partial disposition of the Goose PMPA.

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Outlook1

Wheaton’s estimated attributable production in 2024, the estimated attributable gold equivalent production in 2028, as well as the estimated 5-year average annual gold equivalent production for 2029 to 2033, is as follows:

Metal	2023 Actual Production[1,2]	2024 Production Guidance	2028 Target Production Guidance[2,3]	2029-2033 Average Annual Production Guidance[2,3]
Gold Ounces	374,585	325,000 to 370,000
Silver Ounces (‘000s)	17,176	18,500 to 20,500
Other Metals (GEOs)	12,275	12,000 to 15,000
Gold Equivalent Ounces[3]	584,389	550,000 to 620,000	Over 800,000	Over 850,000

It is important to note that as gold outperformed all other metals during 2023, the assumed metal prices for 2024 results in lower gold equivalency calculations in 2024 compared to 2023.

2024 Production Outlook

For 2024, gold equivalent production is forecast to be consistent with 2023, as expected stronger attributable production from Peñasquito and Voisey’s Bay is forecast to be offset by lower production from Salobo, the suspension of operations at Minto, and the temporary halting of production at Aljustrel. Attributable production is forecast to increase at Peñasquito as a result of uninterrupted operations, and at Voisey’s Bay due to the ongoing transition from the Ovoid pit to the underground mines. Attributable production is forecast to decrease slightly at Salobo due to lower grades as per the mine plan, which are expected to partially offset increasing throughput as the Salobo III mine expansion project continues toward completion. In addition, the Company anticipates production from the Blackwater project to commence in the fourth quarter of 2024.

On May 13, 2023, it was announced that operations at the Minto Mine had been suspended, and the Yukon Government had assumed care and control of the site. On September 12, 2023, it was announced that as a result of low zinc prices, the production of zinc and lead concentrates at the Aljustrel Mine would be halted from September 24, 2023, until the second quarter of 2025. Combined, the removal of production from Minto and Aljustrel accounts for a 25,000 GEO3 reduction in 2024 production guidance.

Long-Term Production Outlook

Production is forecast to increase by approximately 40% over the next five years to over 800,000 GEOs2 by 2028, primarily due to growth from operating assets including Salobo, Antamina, Peñasquito, Voisey’s Bay and Marmato; development projects which are in-construction and/or permitted including Platreef, Blackwater, Goose, Mineral Park, Fenix, Curipamba and Santo Domingo; and pre-development projects including Marathon and Copper World, for which production is anticipated towards the latter end of the five-year forecast period.

From 2029 to 2033, attributable production is forecast to average over 850,000 GEOs2,3 in the five-year period and incorporates additional incremental production from pre-development assets including the Cangrejos, Kudz ze Kayah, Curraghinalt, Victor and Kutcho projects, in addition to the Brewery Creek, Black Pine and Mt. Todd royalties.

Not included in Wheaton’s long-term forecast and instead classified as ‘optionality’, includes potential future production from Pascua Lama, Navidad, Toroparu, Cotabambas, Metates, DeLamar and additional expansions at Salobo outside of the Salobo III mine expansion project.

Liquidity

From a liquidity perspective, the $547 million of cash and cash equivalents as at December 31, 2023 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]

Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Gold equivalent forecast production for 2024 and the longer-term outlook are based on the following updated commodity price assumptions: $2,000 per ounce gold, $23 per ounce silver, $1,000 per ounce palladium, $950 per ounce of platinum and $13.00 per pound cobalt. For purposes of comparison, 2023 actual production numbers have been adjusted to reflect 2024 commodity price assumptions.

[3]

Historically, Wheaton has provided 5 and 10-year averages for its long-term guidance, however the company has elected to introduce a 5-year target (2028), in addition to an annual average for years 6 through 10 (i.e. 2029-2033), with a goal of providing increased granularity and further transparency of our expected growth profile

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Mineral Stream Interests

The following table summarizes the mineral stream interests currently owned by the Company:

						Total Upfront Consideration
Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production		Production Payment Per Unit [2,3]	Paid to Dec 31 2023 ³	To be Paid [1,2]	Total ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q4-2023 Inventory & PBND [3,4]	Term ¹

Gold

Salobo	Vale	BRA	75%		$425	$3,429,360	$-	$3,429,360	$2,164,365	1,969,276	63,042	LOM

Sudbury [5]	Vale	CAN	70%		$400	623,572	-	623,572	289,099	278,470	10,625	20 years [5]

Constancia	Hudbay	PER	50%		$420	135,000	-	135,000	220,964	177,803	9,947	LOM

San Dimas	FM	MEX	variable	[6]	$631	220,000	-	220,000	256,299	237,261	2,610	LOM

Stillwater [7]	Sibanye	USA	100%		18%	237,880	-	237,880	82,358	59,757	5,193	LOM

Other

Minto	MNTO	CAN	100	% [8]	50%	47,283	-	47,283	230,824	231,091	8,231	LOM

Copper World	Hudbay	USA	100%		$450	-	39,100	39,100	-	-	-	LOM

Marmato [9]	Aris	CO	10.5	% [9]	18%	45,400	117,600	163,000	11,080	7,292	119	LOM

Santo Domingo	Capstone	CHL	100	% [10]	18%	30,000	260,000	290,000	-	-	-	LOM

Fenix	Rio2	CHL	6	% [11]	18%	25,000	25,000	50,000	-	-	-	LOM

Blackwater	Artemis	CAN	8	% [12]	35%	340,000	-	340,000	-	-	-	LOM

Curipamba	Adventus	ECU	50	% [13]	18%	10,117	118,787	128,904	-	-	-	LOM

Marathon	Gen Mining	CAN	100	% [14]	18%	21,857	105,852	127,709	-	-	-	LOM

Goose	B2Gold	CAN	2.78	% [15]	18%	83,750	-	83,750	-	-	-	LOM

Cangrejos	Lumina	ECU	6.6	% [16]	18%	28,700	271,300	300,000	-	-	-	LOM

Platreef	Ivanhoe	SA	62.5	% [17]	$100	-	275,300	275,300	-	-	-	LOM [17]

Curraghinalt	Dalradian	UK	3.05	% [18]	18%	20,000	55,000	75,000	-	-	-	LOM

Kudz Ze Kayah	BMC	CAN	6.875	% [19]	20%	-	13,860	13,860	-	-	-	LOM

						$5,297,919	$1,281,799	$6,579,718	$3,254,989	2,960,950	99,767

Silver

Peñasquito	Newmont	MEX	25%		$4.50	$485,000	$-	$485,000	$1,388,944	80,087	479	LOM

Antamina	Glencore	PER	33.75	% [20]	20%	900,000	-	900,000	685,783	44,224	526	LOM

Constancia	Hudbay	PER	100%		$6.20	294,900	-	294,900	225,924	17,209	334	LOM

Other

Los Filos	Equinox	MEX	100%		$4.68	4,463	-	4,463	40,466	2,184	31	25 years [21]

Zinkgruvan	Lundin	SWE	100%		$4.68	77,866	-	77,866	495,029	33,264	163	LOM

Stratoni	Eldorado	GRC	100%		$11.54	57,500	-	57,500	155,868	10,378	-	LOM

Neves-Corvo	Lundin	PRT	100%		$4.46	35,350	-	35,350	162,128	9,589	150	50 years [22]

Aljustrel	Almina	PRT	100	% [23]	$0.50	2,451	-	2,451	48,804	4,273	1	50 years [22]

Minto	MNTO	CAN	100%		$4.39	7,522	-	7,522	28,995	1,646	35	LOM

Pascua-Lama	Barrick	CHL/ ARG	25%		$3.90	625,000	-	625,000	372,767	19,775	-	LOM

Copper World	Hudbay	USA	100%		$3.90	-	190,900	190,900	-	-	-	LOM

Navidad	PAAS	ARG	12.5%		$4.00	10,788	32,400	43,188	-	-	-	LOM

Marmato [9]	Aris	CO	100	% [9]	18%	7,600	4,400	12,000	2,400	122	5	LOM

Cozamin	Capstone	MEX	50	% [24]	10%	150,000	-	150,000	39,548	1,862	93	LOM

Blackwater	Artemis	CAN	50	% [12]	18%	140,800	-	140,800	-	-	-	LOM

Curipamba	Adventus	ECU	75	% [13]	18%	3,648	42,948	46,596	-	-	-	LOM

Mineral Park	Waterton	US	100%		18%	-	115,000	115,000	-	2,149	-	LOM

Kudz Ze Kayah	BMC	CAN	6.875	% [19]	20%	-	24,640	24,640	-	-	-	LOM

						$2,802,888	$410,288	$3,213,176	$3,646,656	226,762	1,817

Palladium

Stillwater [7]	Sibanye	USA	4.5	% [25]	18%	$262,120	$-	$262,120	$148,840	97,788	6,666	LOM

Platreef	Ivanhoe	SA	5.25	% [17]	30%	-	78,700	78,700	-	-	-	LOM	[17]

						$262,120	$78,700	$340,820	$148,840	97,788	6,666

Platinum

Marathon	Gen Mining	CAN	22	% [14]	18%	$9,367	$45,365	$54,732	$-	-	-	LOM

Platreef	Ivanhoe	SA	5.25	% [17]	30%	-	57,500	57,500	-	-	-	LOM	[17]

						$9,367	$102,865	$112,232	$-	-	-

Cobalt

Voisey’s Bay	Vale	CAN	42.4	% [26]	18%	$390,000	$-	$390,000	$46,936	2,998	445	LOM

Total PMPAs Currently Owned						$8,762,294	$1,737,452	$10,499,746	$7,097,421
Terminated / Matured PMPAs						1,303,697	-	$1,303,697	3,117,152

Total						$10,065,991	$1,737,452	$11,803,443	$10,214,573

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [8]

1)

Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SA = South Africa; SWE = Sweden; USA = United States; UK = United Kingdom; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 37 of this MD&A for more information.

3)

All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 39 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid.

4)

Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. The figure for cobalt comprises a combination of PBND and Inventory. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of December 31, 2023, the Company has received approximately $289 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. The term of the Sudbury PMPA ends on May 11, 2033.

6)

The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. The current ratio is 70:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.

8)

The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.

9)

Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

10)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.

11)

Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

12)

Once the Company has received 464,000 ounces of gold under the amended Blackwater Gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater Silver PMPA, the attributable silver production will be reduced to 33%.

13)

Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

14)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.

15)

During Q2-2023, B2Gold completed its acquisition of all the issued and outstanding common shares of Sabina, and in conjunction with this acquisition B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. In connection with the exercise of the option, once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0%.

16)	Once Wheaton has received 700,000 ounces of gold under the Cangrejos PMPA, the Company’s attributable gold production will be reduced to 4.4%.

17)

Once the Company has received 218,750 ounces of gold under the Platreef Gold PMPA, the attributable gold production will reduce to 50% until 428,300 ounces have been delivered, after which the stream drops to 3.125%. Under the Platreef Palladium and Platinum PMPA, once the Company has received 350,000 ounces of combined palladium and platinum, the attributable palladium and platinum production will reduce to 3% until 485,115 ounces have been delivered, after which the stream drops to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 million tonnes per annum (“Mtpa”), the 3.125% residual gold stream and the 0.1% residual palladium and platinum stream will terminate. Under the Platreef Gold PMPA, Sandstorm Gold Ltd. (which acquired Nomad Royalty Ltd. on August 15, 2022) (“Sandstorm”) is entitled to purchase 37.5% of payable gold. The decrease in the percentage of payable metal that Wheaton will be entitled to purchase is conditional on delivery of the total amount of payable gold to all purchasers (Wheaton and Sandstorm combined). The values set out herein pertain only to Wheaton’s share of the payable gold.

18)	Once the Company has received 125,000 ounces of gold under the Curraghinalt PMPA, the Company’s attributable gold production will be reduced to 1.5%.

19)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered for a total of 660,000 ounces of gold and 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

20)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.

21)	The term of the Los Filos PMPA ends on October 15, 2029.

22)	The term of the Neves-Corvo and Aljustrel PMPAs ends on June 5, 2057.

23)

Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

24)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.

25)

Once the Company has received 375,000 ounces of palladium under the Stillwater PMPA, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

26)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay PMPA, the Company’s attributable cobalt production will be reduced to 21.2%.

27)

On November 15, 2023, the Company entered into a purchase agreement with certain entities advised by Orion to acquire the existing Platreef and KZK PMPAs (the “Orion Purchase Agreement”). Closing of the Orion Purchase Agreement occurred on February 27, 2024.

Updates on the Operating Mineral Stream Interests

Salobo – Mill Throughput Expansion

On November 21, 2023, Vale S.A. (“Vale”) reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 million tonnes per annum (“Mtpa”) over a 90-day period. Under the terms of the agreement, the Company paid Vale $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023. Salobo III is expected to achieve a sustained throughput capacity of 36 Mtpa in the fourth quarter of 2024.

Voisey’s Bay – Underground Mine Extension

Vale reports that physical completion of the Voisey’s Bay underground mine extension was 92% at the end of the fourth quarter, and that the main surface assets are completed and already operating. The electromechanical assembly on the remaining surface assets are well advanced (above 60% physical progress). In the underground portion, the scope in Reid Brook is completed and the project is fully focused on Eastern Deeps. The mine development is concluded, and construction is ongoing.

Peñasquito – Restart of Operations

On June 8, 2023, Newmont Corporation (“Newmont”) reported that it had suspended operations at the Peñasquito mine due to a labour dispute effective June 7, 2023. On October 13, 2023, Newmont reached a definitive agreement with the union to end the strike and has since safely ramped up operations at the mine.

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Antamina – Approval of the Modification of the Environmental Impact Study

On February 15, 2024, Peru’s National Environmental Certification Service for Sustainable Investments approved, after a detailed evaluation process, the Modification of the Environmental Impact Study, which will allow for the extension of Antamina’s mine life from 2028 to 2036.

Updates on the Development Stage Mineral Stream Interests

Copper World Complex

On September 8, 2023, Hudbay Minerals Inc., (“Hudbay”) announced the results of the enhanced pre-feasibility study for Phase I of its 100%-owned Copper World project in Arizona. After receipt of two outstanding permits which are expected in mid-2024, Hudbay intends to complete a minority joint venture partner process prior to commencing a definitive feasibility study. The opportunity to sanction Copper World is not expected until 2025 based on current estimated timelines. With the results from this pre-feasibility study, Wheaton has now incorporated gold in the 2023 mineral reserves and mineral resources statement in this MD&A.

Marmato Mine

On July 12, 2023, Aris Mining Corporation (“Aris Mining”) announced that they have received approval from the Corporación Autónoma Regional del Caldas (“Corpocaldas”), a regional environmental authority in Colombia, of the Environmental Management Plan (“PMA”) which now permits the development of the Marmato Lower Mine. On January 16, 2024, Aris Mining provided an update that the Marmato Lower Mine construction commenced in September 2023. On March 6, 2024, Aris Mining provided an update that construction at the Marmato Lower Mine has ramped up with initial access roads completed, the lead contractor for portal and decline development selected, and tenders for key items for the new processing plant underway. First gold pour is expected in late 2025.

Fenix

On July 5, 2022, Rio2 Limited (“Rio2”) announced that the Regional Evaluation Commission has voted for not approving the Environmental Impact Assessment (“EIA”) for the Fenix project. On September 7, 2022, Rio2 further announced that it had identified numerous discrepancies with the factual and procedural matters in the Environmental Qualification Resolution (“RCA”), resulting in the filing of an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicated that they will work closely with regional authorities to address any remaining concerns.

On December 20, 2023, Rio2 reported that it had been successful in being granted approval of its EIA, allowing Rio2 to advance the Fenix project through statutory permitting, financing, and the currently planned recommencement of construction activities during 2024.

Blackwater

On December 15, 2023, Artemis Gold Inc., (“Artemis”) announced that it has completed its first draw of $150 million under its $360 million project loan facility announced on March 1, 2023. Artemis also states that construction of Blackwater remains on track and these funds will be allocated to continue to fund construction towards completion. On January 30, 2024, Artemis announced that overall construction was 59% complete. On February 21, 2024, Artemis announced the results of an expansion study to optimize the timing of mine expansion through the advancing of Phase 2. A decision on the acceleration of the Phase 2 expansion is expected to be considered in the second half of 2024.

Curipamba

On September 11, 2023, Adventus Mining Corporation (“Adventus”) provided an update that the Constitutional Court of Ecuador declared that processing of an unconstitutionality claim filed by the indigenous group CONAIE and other complainants against Presidential Decree 754 that regulates environmental consultation for all public and private industries and sectors in Ecuador was a priority and set a public hearing for September 18, 2023. Adventus has indicated that historically the Court can be expected to issue a resolution within two to three months following the public hearing commencement. On November 17, 2023, Adventus announced that the Court has issued a ruling that declared Decree 754 to be unconstitutional in form. The ruling expressly revokes the temporary suspension of the Decree and indicates that the Decree will remain in-effect until the assembly passes a new law regulating the consultation process.

On October 2, 2023, Adventus announced that the El Domo – Curipamba project has been issued a favourable Certificate of No Affect of Water by the Ministry of Environment and Water of the Government of Ecuador. This certificate and milestone allow the planned and designed projected infrastructure construction in an area with the presence of surface and ground water sources. On December 27, 2023, Adventus announced that the Ministry of Environment, Water and Ecological Transition of Ecuador has completed the final consultation phase of the environmental consultation process for the El Domo – Curipamba project on December 15, 2023. Following the presentation of the updated environmental management plan, the community participants deliberated and then voted in favour of issuing the environmental license, with 98% of people from the direct areas of influence of the Curipamba project participating in the voting process. On January 22, 2024, Adventus announced that the Ministry of

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Environment, Water and Energy Transition of the Government of Ecuador has granted the environmental license for the construction and operation of the El Domo – Curipamba project. On January 30, 2024, Adventus announced that the Ministry of Energy and Mines of Ecuador has issued a permit which grants approval for the design, construction, operation, and maintenance of the tailings storage facility (”TSF”) for the Curipamba project. The start of TSF construction is a key condition precedent for the Company to make additional upfront cash payments under the Curipamba PMPA.

Marathon

The permitting process for the Marathon project continues to advance, with Generation Mining Limited (“Gen Mining”) announcing on November 7, 2023, that the province of Ontario had accepted and filed the closure plan, and on November 21, 2023 Gen Mining announced that the Ministry of Natural Resources and Forestry of the province of Ontario had issued the permit to remove trees. In addition, on November 21, 2023, Gen Mining announced the closure of the Cdn$15 million bought deal financing with a lead order of Cdn$5 million from Wheaton.

Goose

On January 23, 2024, B2Gold Corp., (“B2Gold”) provided a construction update highlighting that it is progressing ahead of schedule within the mill and processing buildings, along with preparatory work for peak construction activities in the second and third quarter of 2024, with the project remaining on schedule to achieve its initial gold pour in the first quarter of 2025.

Cangrejos

On October 18, 2023, Lumina Gold Corp., (“Lumina”) announced that the Cangrejos project is proceeding on schedule. Lumina has been actively executing its 2023 feasibility study drill plan with nine rigs currently at site. Lumina has signed contracts with several engineering companies for the advancement of the feasibility study. The feasibility study is expected to be completed in the first quarter of 2025. On January 18, 2024, Lumina announced results from the phase 1 mining resource conversion drilling campaign in support of the ongoing feasibility study at Cangrejos. Lumina noted that the assays from the resource infill program continue to demonstrate the exceptional continuity of grade at Cangrejos. Lumina also noted that it is operating normally at the Cangrejos project and to date their activities have not been affected by the recent civil disturbances that have impacted other areas in Ecuador.

Mineral Park

On October 24, 2023, the Company entered into a PMPA (the “Mineral Park PMPA”) with Waterton Copper Corp., a subsidiary of Waterton Copper LP (“Waterton Copper”), in respect of silver production from the Mineral Park mine located in Arizona, USA (“Mineral Park”). Under the Mineral Park PMPA, Wheaton will purchase an amount of silver equal to 100% of the payable silver production for the life of the mine. Under the terms of the Mineral Park PMPA, the Company is committed to pay Waterton Copper total upfront cash consideration of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million, with the initial payment expected to be made in Q2-2024. In addition, Wheaton will make ongoing payments for the silver ounces delivered equal to 18% of the spot price of silver until the value of the silver delivered, net of the production payment, is equal to the upfront consideration of $115 million, at which point the production payment will increase to 22% of the spot price of silver. The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, once the full upfront consideration has been paid.

Cotabambas

On January 15, 2024, Panoro Minerals Ltd., (“Panoro”) announced that it has received the mineral resource estimate for the Cotabambas project, and now plan to complete the prefeasibility study.

Acquisition of Existing Platreef & Kudz Ze Kayah PMPAs

On November 15, 2023, the Company announced that it had entered into a purchase agreement with certain entities advised by Orion Resource Partners (“Orion”) to acquire three existing streams (the “Orion Purchase Agreement”), including the existing gold purchase agreement (the “Platreef Gold PMPA”) between Orion and Ivanhoe Mines SA, a subsidiary of Ivanplats (Pty), (“Ivanhoe”) in respect of gold production from the Platreef project located in the Limpopo province of South Africa (the “Platreef project”), an existing palladium and platinum purchase agreement (the “Platreef PGM PMPA”) in respect of palladium and platinum production from the Platreef project and an existing gold and silver purchase agreement between Orion and BMC Minerals (the “KZK PMPA”) in respect of gold and silver production from the Kudz Ze Kayah project located in central Yukon, Canada (the “KZK project”).

Under the Platreef Gold PMPA, the Company is entitled to purchase 62.5% of the payable gold production until a total of 218,750 ounces of gold has been delivered to the Company, at which point the Company will be entitled to purchase 50% of the payable gold production until a total of 428,300 ounces of gold has been delivered, after which the Company will be entitled to purchase 3.125% of the payable gold production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate. Under the Platreef Gold PMPA, the Company will make ongoing payments for the gold ounces

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delivered equal to $100 per ounce until a total of 428,300 ounces of gold have been delivered, increasing to 80% of the spot price of gold thereafter.

Under the Platreef PGM PMPA, the Company is entitled to purchase 5.25% of the payable palladium and platinum production until a total of 350,000 ounces of combined palladium and platinum have been received, after which the stream will be reduced to 3.0% of the payable palladium and platinum production until 485,115 ounces have been delivered, at which point the stream will be reduced to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate. Under the Platreef PGM PMPA, the Company will make ongoing payments for the palladium and platinum ounces delivered equal to 30% of the respective spot prices until 485,115 combined ounces have been received, increasing to 80% of the spot price of palladium and platinum thereafter.

Under the KZK PMPA, the Company is entitled to purchase staged percentages of gold and silver production ranging from 6.875% to 7.375% depending on the timing of such deliveries, until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5.000% to 5.500% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered (for a total of 660,000 ounces of gold and 86.60 million ounces of silver), and thereafter ranging between 6.25% and 6.75%. Under the KZK PMPA, the Company will make ongoing payments for the gold and silver ounces delivered equal to 20% of the spot gold and silver price. Under the KZK PMPA, BMC Minerals has a buyback option to repurchase 50% of the stream for a period of 30 days after June 22, 2026, for $36 million.

The Company paid $450 million to Orion on February 27, 2024, being the closing date of the acquisition of the Platreef Gold PMPA, Platreef PGM PMPA and the KZK PMPA. An additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

On February 26, 2024, Ivanhoe reported that while construction activities for the Platreef Phase 1 concentrator are on track for completion in the third quarter of 2024, hot commissioning and ramp-up of production are now anticipated for early 2025 in order to prioritize shaft development. An updated independent feasibility study (“FS”) is planned for the second half of 2024 on an optimized development plan for Phase 2. The optimized development plan accelerates the development of Phase 2 at a total processing capacity of 4 Mtpa by equipping Shaft #3 for hoisting. An independent preliminary economic assessment (PEA) is planned concurrently with the FS on a significantly larger Phase 3 expansion, once the major 8 Mtpa Shaft #2 is available for hoisting. A Phase 3 expansion to 10 Mtpa processing capacity is expected to rank Platreef as one of the world’s largest platinum-group metal, nickel, copper and gold producers.

Acquisition of the Curraghinalt PMPA

On November 15, 2023, the Company entered into a PMPA for a gold stream in respect of Dalradian Gold’s Curraghinalt project (the “Curraghinalt PMPA”). The Curraghinalt project is located in Northern Ireland, United Kingdom. Under the Curraghinalt PMPA, the Company will purchase an amount of gold equal to 3.05% of the payable gold production until 125,000 ounces of gold has been delivered, at which point the stream will be reduced to 1.5% of the payable gold production for life of mine. Under the terms of the Curraghinalt PMPA, the Company paid $20 million on December 21, 2023 with an additional $55 million being paid during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing payments for the gold ounces delivered equal to 18% of the spot price of gold until the value of the gold delivered, net of the production payment, is equal to the upfront consideration of $75 million, at which point the production payment will increase to 22% of the spot price of gold.

Mt Todd

On December 13, 2023, the Company purchased a 1.0% gross revenue royalty interest (the “Mt Todd Royalty”) in the Mt Todd gold project located in Northern Territory, Australia from a subsidiary of Vista Gold Corp. for $20 million to be paid in three installments. Under the Mt Todd Royalty, if completion is not achieved by April 1, 2028, the Mt Todd Royalty will increase annually by 0.13% of gross revenue to a maximum of 2.0% of gross revenue. The Mt Todd Royalty rate, annual increase percentage, and maximum rate can each be reduced by one-third upon the occurrence of one of the following events: (i) a change of control of the subsidiary of Vista occurs prior to April 1, 2028 and the payment of certain amounts to the Company; or (ii) payment to the Company of the applicable Mt Todd Royalty associated with the subsidiary of Vista delivering 3.47 million gold ounces to a third-party. The Company also acquired a right of first refusal on any precious metals streaming, royalty, pre-pay or other similar transaction on the Mt Todd properties. On December 18, 2023, the Company paid the first installment payment of $3 million under the royalty agreement.

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Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement	Date of Original Contract

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17

			$46,352	$322,000	$368,352

1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.

2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 39 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.

3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Mineral Royalty Interests

The following table summarizes the mineral royalty interests owned by the Company as at December 31, 2023:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Upfront Consideration Paid to Date [2]	Upfront Consideration to be Paid [2]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	$-	$3,000	Life of Mine	07-Aug-2014

Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	-	3,529	Life of Mine	04-Jan-2021

Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	-	3,600	Life of Mine	10-Sep-2023

Mt Todd [5]	Vista	Australia	1.0% GR	3,000	17,000	20,000	Life of Mine	13-Dec-2023

				$13,129	$17,000	$30,129

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.

2)	Expressed in thousands; excludes closing costs.

3)

The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.

5)

The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at December 31, 2023 and December 31, 2022:

(in thousands)	December 31 2023	December 31 2022

Common shares held	$246,026	$255,535

Warrants held	652	560

Total long-term equity investments	$246,678	$256,095

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

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While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Income (Expense). Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and twelve months ended December 31, 2023 and 2022 is presented below:

Common Shares Held

	Three Months Ended December 31, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2023	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Dec 31, 2023	Realized Gain on Disposal

Bear Creek	15,707	7.90%	$2,060	$526	$-	$(448)	$2,138	$-

Kutcho	18,640	13.27%	1,724	-	-	(173)	1,551	-

Hecla	34,980	5.66%	136,773	-	-	31,482	168,255	-

B2Gold	12,025	0.92%	34,686	-	-	3,408	38,094	-

Other			25,335	3,620	-	7,033	35,988	-

Total			$200,578	$4,146	$-	$41,302	$246,026	$-

1)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended December 31, 2022

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Sep 30, 2022	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Dec 31, 2022	Realized Loss on Disposal

Bear Creek	13,264	8.65%	$5,613	$-	$-	$1,830	$7,443	$-

Sabina	31,095	5.58%	24,727	-	-	5,808	30,535	-

Kutcho	18,640	14.83%	3,332	-	-	(235)	3,097	-

Hecla	35,012	5.78%	137,948	-	-	56,720	194,668	-

Other			18,360	-	-	1,432	19,792	-

Total			$189,980	$-	$-	$65,555	$255,535	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [14]

	Year Ended December 31, 2023

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2023	Realized Gain (Loss) on Disposal

Bear Creek	15,707	7.90%	$7,443	$526	$-	$(5,831)	$2,138	$-

Sabina	-	0.00%	30,535	-	(48,832)	18,297	-	872

Kutcho	18,640	13.27%	3,097	-	-	(1,546)	1,551	-

Hecla	34,980	5.66%	194,668	-	(202)	(26,211)	168,255	73

B2Gold	12,025	0.92%	-	48,832	-	(10,738)	38,094	-

Other			19,792	16,826	(27)	(603)	35,988	(990)

Total			$255,535	$66,184	$(49,061)	$(26,632)	$246,026	$(45)

1)

The disposal of the Sabina shares was as a result of the acquisition of Sabina by B2Gold, while the partial disposition of the Hecla shares was made in order to capitalize on Hecla’s share price appreciation.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Year Ended December 31, 2022

(in thousands)	Shares Owned (000’s)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition[1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Dec 31, 2022	Realized Loss on Disposal

Bear Creek	13,264	8.65%	$12,764	$-	$-	$(5,321)	$7,443	$-

Sabina	31,095	5.58%	13,381	19,833	-	(2,679)	30,535	-

Kutcho	18,640	14.83%	-	11,721	-	(8,624)	3,097	-

Hecla	35,012	5.78%	-	141,450	-	53,218	194,668	-

Other			33,796	6,139	(4,601)	(15,542)	19,792	(3,797)

Total			$59,941	$179,143	$(4,601)	$21,052	$255,535	$(3,797)

1)	Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.

2)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

Summarized Financial Results

	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021

Attributable precious metal production

Gold ounces	374,585	285,601	341,520

Silver ounces (000’s)	17,176	23,800	25,725

Palladium ounces	15,800	15,485	20,908

Cobalt pounds (000’s)	673	724	2,293

GEOs [1]	619,608	616,755	718,824

Precious metal sales

Gold ounces	327,336	293,234	312,465

Silver ounces (000’s)	14,326	21,570	22,860

Palladium ounces	13,919	15,076	19,344

Cobalt pounds (000’s)	1,074	1,038	886

GEOs [1]	537,608	598,244	636,824

Average realized price

Gold per ounce	$1,968	$1,806	$1,798

Silver per ounce	$23.64	$21.84	$25.08

Palladium per ounce	$1,329	$2,133	$2,369

Cobalt per pound	$13.81	$31.00	$23.11

GEO [1]	$1,890	$1,780	$1,887

Average cash cost [2]

Gold per ounce	$455	$472	$459

Silver per ounce	$5.05	$5.33	$5.78

Palladium per ounce	$241	$377	$433

Cobalt per pound [3]	$3.30	$8.10	$4.67

GEO [1]	$424	$447	$452

Average depletion

Gold per ounce	$382	$350	$361

Silver per ounce	$4.82	$5.22	$5.52

Palladium per ounce	$441	$399	$442

Cobalt per pound	$13.41	$10.26	$8.17

GEO [1]	$399	$388	$400

Total revenue ($000’s)	$1,016,045	$1,065,053	$1,201,665

Net earnings ($000’s)	$537,644	$669,126	$754,885

Earnings per share

Basic	$1.187	$1.482	$1.677

Diluted	$1.186	$1.479	$1.673

Adjusted net earnings [4] ($000’s)	$533,051	$504,912	$592,079

Adjusted earnings per share [4]

Basic	$1.177	$1.118	$1.315

Diluted	$1.176	$1.116	$1.312

Cash flow from operations ($000’s)	$750,809	$743,424	$845,145

Dividends

Dividends paid ($000’s)	$271,744	$270,946	$256,607

Dividends paid per share	$0.60	$0.60	$0.57

Total assets ($000’s)	$7,031,185	$6,759,906	$6,296,151

Total non-current financial liabilities ($000’s)	$19,362	$11,349	$16,243

Total other liabilities ($000’s)	$26,307	$30,882	$29,791

Shareholders’ equity ($000’s)	$6,985,516	$6,717,675	$6,250,117

Shares outstanding	453,069,254	452,318,526	450,863,952

1)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

2)	Refer to discussion on non-IFRS measure (iii) on page 62 of this MD&A.

3)

Cash cost per pound of cobalt sold during 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $0.91 per pound sold. Cash cost per pound of cobalt sold during 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $1.60 per pound sold.

4)	Refer to discussion on non-IFRS measure (i) on page 60 of this MD&A.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

Summary of Units Produced

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Gold ounces produced ²

Salobo	71,778	69,045	54,804	43,677	37,939	44,212	34,129	44,883

Sudbury [3]	6,256	3,857	5,818	6,203	5,270	3,437	5,289	5,362

Constancia	22,292	19,003	7,444	6,905	10,496	7,196	8,042	6,311

San Dimas [4]	10,024	9,995	11,166	10,754	10,037	11,808	10,044	10,461

Stillwater [5]	2,341	2,454	2,017	1,960	2,185	1,833	2,171	2,497

Other

Marmato	668	673	639	457	533	542	778	477

777 [6]	-	-	-	-	-	-	3,509	4,003

Minto	-	-	1,292	3,063	2,567	3,050	2,480	4,060

Total Other	668	673	1,931	3,520	3,100	3,592	6,767	8,540

Total gold ounces produced	113,359	105,027	83,180	73,019	69,027	72,078	66,442	78,054

Silver ounces produced [2]

Peñasquito [7]	1,036	-	1,744	2,076	1,761	2,017	2,089	2,219

Antamina	1,030	894	984	872	1,067	1,327	1,330	1,210

Constancia	836	697	420	552	655	564	584	506

Other

Los Filos	28	28	28	45	14	21	35	42

Zinkgruvan	510	785	374	632	664	642	739	577

Neves-Corvo	573	486	407	436	369	323	345	344

Aljustrel [8]	-	327	279	343	313	246	292	287

Cozamin	185	165	184	141	157	179	169	186

Marmato	10	11	7	8	9	7	7	11

Yauliyacu [9]	-	-	-	-	261	463	756	637

Minto	-	-	14	29	33	33	26	45

Keno Hill [10]	-	-	-	-	-	-	48	20

777 [6]	-	-	-	-	-	-	80	91

Total Other	1,306	1,802	1,293	1,634	1,820	1,914	2,497	2,240

Total silver ounces produced	4,208	3,393	4,441	5,134	5,303	5,822	6,500	6,175

Palladium ounces produced ²

Stillwater [5]	4,209	4,006	3,880	3,705	3,869	3,229	3,899	4,488

Cobalt pounds produced ²

Voisey’s Bay	215	183	152	124	128	226	136	234

GEOs produced [11]	174,222	154,786	146,104	144,497	142,887	153,025	155,932	164,911

Average payable rate [2]

Gold	95.1%	95.4%	95.1%	95.1%	94.9%	95.1%	95.1%	95.2%

Silver	82.9%	78.3%	83.7%	83.1%	84.2%	86.3%	86.5%	87.0%

Palladium	95.9%	93.6%	94.1%	96.0%	91.7%	95.0%	94.6%	92.7%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEO [11]	91.5%	90.5%	90.6%	89.6%	89.6%	90.6%	90.7%	91.0%

1)	All figures in thousands except gold and palladium ounces produced.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.

4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces; Q2 2022 - 382,000 ounces; Q1 2022 - 408,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.

6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.

8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

9)	On December 14, 2022, the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.

10)	On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.

11)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

Summary of Units Sold

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Gold ounces sold

Salobo	76,656	44,444	46,030	35,966	41,029	31,818	48,515	42,513

Sudbury [2]	5,011	4,836	4,775	4,368	4,988	5,147	7,916	3,712

Constancia	19,925	12,399	9,619	6,579	6,013	6,336	7,431	10,494

San Dimas	10,472	9,695	11,354	10,651	10,943	10,196	10,633	10,070

Stillwater [3]	2,314	1,985	2,195	2,094	1,783	2,127	2,626	2,628

Other

Marmato	633	792	467	480	473	719	781	401

777	-	275	153	126	785	3,098	3,629	4,388

Minto	-	-	701	2,341	2,982	2,559	2,806	3,695

Total Other	633	1,067	1,321	2,947	4,240	6,376	7,216	8,484

Total gold ounces sold	115,011	74,426	75,294	62,605	68,996	62,000	84,337	77,901

Silver ounces sold

Peñasquito	442	453	1,913	1,483	2,066	1,599	2,096	2,188

Antamina	1,091	794	963	814	1,114	1,155	1,177	1,468

Constancia	665	435	674	366	403	498	494	644

Other

Los Filos	24	30	37	34	16	24	41	42

Zinkgruvan	449	714	370	520	547	376	650	355

Neves-Corvo	268	245	132	171	80	105	167	204

Aljustrel	86	142	182	205	156	185	123	145

Cozamin	141	139	150	119	150	154	148	177

Marmato	9	11	7	7	7	8	11	8

Yauliyacu	-	-	-	-	337	1,005	817	44

Stratoni	-	-	-	-	-	-	(2)	133

Minto	-	-	7	29	23	22	21	31

Keno Hill	-	-	-	1	1	30	30	27

777	-	2	2	-	35	73	75	87

Total Other	977	1,283	887	1,086	1,352	1,982	2,081	1,253

Total silver ounces sold	3,175	2,965	4,437	3,749	4,935	5,234	5,848	5,553

Palladium ounces sold

Stillwater [3]	3,339	4,242	3,392	2,946	3,396	4,227	3,378	4,075

Cobalt pounds sold

Voisey’s Bay	288	198	265	323	187	115	225	511

GEOs sold [4]	162,360	119,030	138,835	117,383	138,218	135,179	165,766	159,082

Cumulative payable units PBND [5]

Gold ounces	99,767	106,947	81,148	77,377	70,562	74,053	67,529	88,679

Silver ounces	1,817	1,504	1,812	2,531	2,013	2,481	2,694	2,922

Palladium ounces	6,666	5,607	6,122	5,751	5,098	5,041	6,267	5,535

Cobalt pounds	356	377	251	285	258	403	280	550

GEO [4]	133,439	135,731	113,144	118,702	104,247	115,220	111,417	137,548

Inventory on hand

Cobalt pounds	88	155	310	398	633	556	582	410

1)	All figures in thousands except gold and palladium ounces sold.

2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.

3)	Comprised of the Stillwater and East Boulder gold and palladium interests.

4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

5)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [18]

Quarterly Financial Review 1

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Gold ounces sold	115,011	74,426	75,294	62,605	68,996	62,000	84,337	77,901

Realized price [2]	$2,006	$1,944	$1,986	$1,904	$1,725	$1,728	$1,872	$1,870

Gold sales	$230,716	$144,707	$149,511	$119,196	$119,051	$107,128	$157,842	$145,675

Silver ounces sold	3,175	2,965	4,437	3,749	4,935	5,234	5,848	5,553

Realized price [2]	$23.77	$23.73	$24.13	$22.85	$21.52	$19.16	$22.27	$24.19

Silver sales	$75,465	$70,372	$107,081	$85,678	$106,175	$100,270	$130,228	$134,332

Palladium ounces sold	3,339	4,242	3,392	2,946	3,396	4,227	3,378	4,075

Realized price [2]	$1,070	$1,251	$1,438	$1,607	$1,939	$2,091	$2,132	$2,339

Palladium sales	$3,574	$5,307	$4,879	$4,735	$6,586	$8,838	$7,203	$9,533

Cobalt pounds sold	288	198	265	323	187	115	225	511

Realized price [2]	$12.92	$13.87	$13.23	$15.04	$22.62	$22.68	$34.01	$34.61

Cobalt sales	$3,716	$2,751	$3,501	$4,856	$4,239	$2,600	$7,649	$17,704

Total sales	$313,471	$223,137	$264,972	$214,465	$236,051	$218,836	$302,922	$307,244

Cash cost [2,3]

Gold / oz	$437	$444	$461	$496	$475	$474	$465	$477

Silver / oz	$5.02	$5.10	$5.01	$5.07	$5.00	$5.59	$5.61	$5.10

Palladium / oz	$198	$223	$261	$294	$357	$353	$408	$394

Cobalt / lb [4]	$3.14	$3.66	$3.20	$3.30	$16.52	$7.21	$6.86	$5.76

Depletion [2]

Gold / oz	$405	$381	$365	$360	$357	$353	$369	$321

Silver / oz	$5.29	$4.57	$4.92	$4.48	$4.98	$5.84	$5.28	$4.78

Palladium / oz	$445	$459	$445	$408	$399	$399	$399	$399

Cobalt / lb	$12.80	$12.98	$13.85	$13.85	$13.72	$13.63	$10.40	$8.17

Net earnings	$168,435	$116,371	$141,448	$111,391	$166,125	$196,460	$149,074	$157,467

Per share

Basic	$0.372	$0.257	$0.312	$0.246	$0.367	$0.435	$0.330	$0.349

Diluted	$0.371	$0.257	$0.312	$0.246	$0.367	$0.434	$0.330	$0.348

Adjusted net earnings [3]	$164,569	$121,467	$142,584	$104,431	$103,744	$93,878	$149,283	$158,007

Per share

Basic	$0.363	$0.268	$0.315	$0.231	$0.229	$0.208	$0.331	$0.350

Diluted	$0.363	$0.268	$0.314	$0.230	$0.229	$0.208	$0.330	$0.350

Cash flow from operations	$242,226	$171,103	$202,376	$135,104	$172,028	$154,497	$206,359	$210,540

Per share [3]

Basic	$0.535	$0.378	$0.447	$0.299	$0.381	$0.342	$0.457	$0.467

Diluted	$0.534	$0.377	$0.446	$0.298	$0.380	$0.342	$0.456	$0.466

Dividends declared	$67,950	$67,946	$67,938	$67,910	$67,797	$67,754	$67,708	$67,687

Per share	$0.15	$0.15	$0.15	$0.15	$0.15	$0.15	$0.15	$0.15

Total assets	$7,031,185	$6,881,515	$6,879,905	$6,905,479	$6,759,906	$6,587,595	$6,448,695	$6,470,033

Total liabilities	$45,669	$38,254	$33,492	$93,025	$42,231	$38,783	$31,894	$120,572

Total shareholders’ equity	$6,985,516	$6,843,261	$6,846,413	$6,812,454	$6,717,675	$6,548,812	$6,416,801	$6,349,461

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.

2)	Expressed as dollars per ounce and for cobalt per pound.

3)	Refer to discussion on non-IFRS beginning on page 60 of this MD&A.

4)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound. During the three months ended March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023, the cobalt inventory sold was net of the inventory write-down taken in 2022 in the amount of $1.0 million, $0.5 million, $0.1 million and $0.02 million, respectively, resulting in a decrease to the reported cost of cobalt sold of $3.18 per pound of cobalt sold, $1.81 per pound of cobalt sold, $0.51 per pound of cobalt sold and $0.08 per pound of cobalt sold, respectively.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Results of Operations For The Three Months Ended December 31, 2023 and 2022

The following two tables present the results of operations based on the Company’s reportable operating segments.

Three Months Ended December 31, 2023

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	71,778	76,656		$2,005		$420		$393	$153,717	$91,390	$121,491	$2,681,419

Sudbury [4]	6,256	5,011		2,023		400		1,145	10,137	2,394	8,134	262,485

Constancia	22,292	19,925		2,005		420		316	39,954	25,288	31,578	80,265

San Dimas	10,024	10,472		2,005		631		279	20,999	11,479	14,395	144,722

Stillwater	2,341	2,314		2,005		352		510	4,640	2,645	3,826	211,469

Other [5]	668	633		2,005		350		527	1,269	714	1,047	603,689

	113,359	115,011		$2,006		$437		$405	$230,716	$133,910	$180,471	$3,984,049

Silver

Peñasquito	1,036	442		$23.87		$4.43		$4.06	$10,547	$6,794	$8,589	$276,232

Antamina	1,030	1,091		23.87		4.73		7.06	26,043	13,190	20,887	519,530

Constancia	836	665		23.87		6.20		6.24	15,879	7,601	11,755	179,583

Other [6]	1,306	977		23.55		4.82		3.22	22,996	15,138	18,909	582,113

	4,208	3,175		$23.77		$5.02		$5.29	$75,465	$42,723	$60,140	$1,557,458

Palladium

Stillwater	4,209	3,339		$1,070		$198		$445	$3,574	$1,426	$2,912	$220,667

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Cobalt

Voisey’s Bay	215	288		$12.92		$3.14 [7]		$12.80	$3,716	$(871)	$2,016	$350,816

Operating results									$313,471	$177,188	$245,539	$6,122,441

Other

General and administrative										$(9,244)	$(6,490)

Share based compensation										(6,527)	-

Donations and community investments										(2,208)	(2,143)

Finance costs										(1,371)	(1,083)

Other										7,311	7,351

Income tax										3,286	(948)

Total other										$(8,753)	$(3,313)	$908,744

										$168,435	$242,226	$7,031,185

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 62 of this MD&A.

4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.

5)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, 777, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, 777, Navidad, Blackwater, Curipamba and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

7)

Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million, resulting in a decrease of $0.08 per pound of cobalt sold. The inventory which was written down in 2022 was fully sold during 2023, and no further inventory write down was required during 2023. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

Three Months Ended December 31, 2022

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Impairment (Charges) Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	37,939	41,029		$1,727		$416		$334	$70,878	$-	$40,110	$53,800	$2,383,262

Sudbury [5]	5,270	4,988		1,712		400		1,092	8,538	-	1,095	7,809	283,416

Constancia	10,496	6,013		1,727		416		271	10,388	-	6,255	7,885	95,583

San Dimas	10,037	10,943		1,727		624		260	18,903	-	9,231	12,071	155,865

Stillwater	2,185	1,783		1,727		309		429	3,080	-	1,765	2,530	215,852

Other [6]	3,100	4,240		1,713		894		59	7,264	(1,719)	1,505	4,697	494,143

	69,027	68,996		$1,725		$475		$357	$119,051	$(1,719)	$59,961	$88,792	$3,628,121

Silver

Peñasquito	1,761	2,066		$21.28		$4.36		$3.57	$43,949	$-	$27,577	$34,943	$293,674

Antamina	1,067	1,114		21.28		4.33		7.06	23,701	-	11,009	18,872	545,368

Constancia	655	403		21.28		6.14		6.35	8,572	-	3,538	6,098	192,947

Other [7]	1,820	1,352		22.15		6.19		5.03	29,953	51,443	66,228	20,283	453,096

	5,303	4,935		$21.52		$5.00		$4.98	$106,175	$51,443	$108,352	$80,196	$1,485,085

Palladium

Stillwater	3,869	3,396		$1,939		$357		$399	$6,586	$-	$4,018	$5,373	$226,812

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,428

Cobalt

Voisey’s Bay	128	187		$22.62		$16.52 [8]		$13.72	$4,239	$-	$(1,426)	$3,766	$357,573

Operating results									$236,051	$49,724	$170,905	$178,127	$5,707,019

Other

General and administrative											$(8,383)	$(6,385)

Share based compensation											(8,474)	-

Donations and community investments											(2,916)	(2,729)

Finance costs											(1,377)	(1,028)

Other											4,000	4,073

Income tax											12,370	(30)

Total other											$(4,780)	$(6,099)	$1,052,887

											$166,125	$172,028	$6,759,906

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 62 of this MD&A.

4)	Refer to page 29 of this MD&A for more information.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.

6)

Other gold interests comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests and the previously owned Yauliyacu silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.

8)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

Comparative Results of Operations on a GEO Basis

	Q4 2023	Q4 2022	Change	Change

GEO Production 1, [2]	174,222	142,887	31,334	21.9%

GEO Sales [2]	162,360	138,218	24,142	17.5%

Average price per GEO sold [2]	$1,931	$1,708	$223	13.1%

Revenue	$313,471	$236,051	$77,420	32.8%

Cost of sales, excluding depletion	$67,757	$61,731	$(6,026)	(9.8)%

Depletion	68,526	53,139	(15,387)	(29.0)%

Cost of Sales	$136,283	$114,870	$(21,413)	(18.6)%

Gross Margin	$177,188	$121,181	$56,007	46.2%

General and administrative expenses	9,244	8,383	(861)	(10.3)%

Share based compensation	6,527	8,474	1,947	23.0%

Donations and community investments	2,208	2,916	708	24.3%

Impairment of mineral stream interests	-	1,719	1,719	100.0%

Earnings from Operations	$159,209	$99,689	$59,520	59.7%

Gain on disposal of mineral stream interests	-	51,443	(51,443)	(100.0)%

Other income (expense)	7,311	4,000	3,311	82.8%

Earnings before finance costs and income taxes	$166,520	$155,132	$11,388	7.3%

Finance costs	1,371	1,377	6	0.4%

Earnings before income taxes	$165,149	$153,755	$11,394	7.4%

Income tax recovery	(3,286)	(12,370)	(9,084)	(73.4)%

Net earnings	$168,435	$166,125	$2,310	1.4%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

GEO Production

For the three months ended December 31, 2023, attributable GEO production was 174,200 ounces, with the 31,300 ounce increase from the comparable period in 2022 being primarily attributable to the following factors:

•

33,800 ounce or 89% increase from Salobo resulting from higher throughput, with production from the third concentrator line commencing at the end of 2022 and achieving the initial completion test of 32 Mtpa in Q4 2023, combined with higher recoveries. The prior year was also affected by changes in maintenance routines. From a throughput perspective, the three 12 mtpa lines operated at approximately 83% of capacity during Q4-2023 as compared to the two lines which operated at approximately 67% during Q4-2022; and

•

14,100 ounce or 74% increase from Constancia (comprised of 11,800 gold ounces and 181,000 silver ounces), primarily due to a significant increase in grades attributable to the mining of the high-grade zones of the Pampacancha deposit; partially offset by

•

9,400 ounce or 41% decrease from Peñasquito (725,000 silver ounces) as operations at the mine were suspended due to a labour strike which began on June 7, 2023 and ended on October 13, 2023 with the safe ramp-up of operations beginning after the end of the strike; and

•

9,100 ounce or 34% decrease from the Other mines (comprised of 2,400 gold ounces and 515,000 silver ounces), primarily due to the closure of the Minto mine, the temporary suspension of attributable production from Aljustrel and the disposal of the Yauliyacu PMPA in 2022.

Depletion

The increase to depletion during the period was due to a combination of the increased sales volume coupled with higher depletion rates for certain PMPAs including Salobo where the Company made the initial $370 million expansion payment (see page 9 of this MD&A for more information).

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [22]

Net Earnings

For the three months ended December 31, 2023, net earnings amounted to $168 million, with the $2 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended December 31, 2022		$166,125

Variance in gross margin

Variance in revenue due to:

Payable gold production	$73,033

Payable silver production	(21,067)

Payable palladium production	1,831

Payable cobalt production	1,826

Total payable production		$55,623

Changes in inventory and PBND		(11,936)

Prices realized per ounce sold		33,733

Total increase to revenue		$77,420

Variance in cost of sales due to:

GEO payable production volume		$(27,589)

GEO payable production mix differences		4,310

Changes in inventory and PBND		5,481
Cobalt inventory write-down		1,632

Cash cost per ounce		660

Depletion per ounce		(5,907)

Total increase to cost of sales		$(21,413)

Total increase to gross margin		$56,007

Other variances

Gain on disposal of mineral stream interest (see page 29)		(51,443)

Impairment (impairment reversal) of mineral stream interests		1,719

General and administrative expenses (see page 30)		(861)

Share based compensation (see page 31)		1,947

Donations and community investment (see page 31)		708

Other income / expense (see page 31)		3,311

Finance costs (see page 32)		6

Income taxes (see page 32)		(9,084)

Total increase in net earnings		$2,310

Net earnings for the three months ended December 31, 2023		$168,435

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

Results of Operations For The Year Ended December 31, 2023 and 2022

The following two tables present the results of operations based on the Company’s reportable operating segments.

Year Ended December 31, 2023

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	239,304	203,096		$1,969		$420		$354	$399,936	$-	$242,676	$314,555	$2,681,419

Sudbury [5]	22,134	18,990		1,971		400		1,102	37,432	-	8,905	29,554	262,485

Constancia	55,644	48,522		1,972		419		316	95,672	-	60,039	75,357	80,265

San Dimas	41,939	42,172		1,960		628		264	82,656	-	45,014	56,157	144,722

Stillwater	8,772	8,588		1,961		348		510	16,842	-	9,470	13,853	211,469

Other [6]	6,792	5,968		1,942		1,037		209	11,593	-	4,152	5,137	603,689

	374,585	327,336		$1,968		$455		$382	$644,131	$-	$370,256	$494,613	$3,984,049

Silver

Peñasquito	4,856	4,291		$23.66		$4.43		$4.06	$101,514	$-	$65,062	$82,504	$276,232

Antamina	3,780	3,662		23.72		4.70		7.06	86,855	-	43,814	69,652	519,530

Constancia	2,505	2,140		23.79		6.17		6.24	50,913	-	24,352	37,716	179,583

Other [7]	6,035	4,233		23.47		5.41		2.92	99,312	5,027	69,106	74,272	582,113

	17,176	14,326		$23.64		$5.05		$4.82	$338,594	$5,027	$202,334	$264,144	$1,557,458

Palladium

Stillwater	15,800	13,919		$1,329		$241		$441	$18,496	$-	$8,991	$15,135	$220,667

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Cobalt

Voisey’s Bay	673	1,074		$13.81		$3.30 [8]		$13.41	$14,824	$-	$(3,114)	$15,071	$350,816

Operating results									$1,016,045	$5,027	$578,467	$788,963	$6,122,441

Other

General and administrative											$(38,165)	$(36,025)

Share based compensation											(22,744)	(16,675)

Donations and community investments											(7,261)	(7,039)

Finance costs											(5,510)	(4,230)

Other											34,271	32,007

Income tax											(1,414)	(6,192)

Total other											$(40,823)	$(38,154)	$908,744

											$537,644	$750,809	$7,031,185

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 62 of this MD&A.

4)	Refer to page 29 of this MD&A for more information.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.

6)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, 777, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, 777, Navidad, Blackwater, Curipamba and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

8)

Cash cost per pound of cobalt sold during the year ended December 31, 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $0.91 per pound of cobalt sold. The inventory which was written down in 2022 was fully sold during 2023, and no further inventory write down was required during 2023. The Company reflects the cobalt inventory at the lower of cost and net realizable value and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [24]

Year Ended December 31, 2022

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Impairment (Charges) Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	161,163	163,875		$1,807		$416		$334	$296,145	$-	$173,257	$227,933	$2,383,262

Sudbury [5]	19,358	21,763		1,802		400		1,091	39,211	-	6,752	30,789	283,416

Constancia	32,045	30,274		1,812		414		271	54,868	-	34,142	42,348	95,583

San Dimas	42,350	41,842		1,798		623		260	75,238	-	38,327	49,186	155,865

Stillwater	8,686	9,164		1,810		325		429	16,583	-	9,667	13,600	215,852

Other [6]	21,999	26,316		1,811		760		48	47,653	(1,719)	24,687	27,610	494,143

	285,601	293,234		$1,806		$472		$350	$529,698	$(1,719)	$286,832	$391,466	$3,628,121

Silver

Peñasquito	8,086	7,949		$21.97		$4.36		$3.57	$174,635	$-	$111,634	$139,978	$293,674

Antamina	4,934	4,914		21.94		4.40		7.06	107,794	-	51,488	85,824	545,368

Constancia	2,309	2,039		21.97		6.10		6.35	44,798	-	19,421	32,358	192,947

Other [7]	8,471	6,668		21.56		6.95		5.50	143,776	166,198	226,995	96,251	453,096

	23,800	21,570		$21.84		$5.33		$5.22	$471,003	$166,198	$409,538	$354,411	$1,485,085

Palladium

Stillwater	15,485	15,076		$2,133		$377		$399	$32,160	$-	$20,455	$26,472	$226,812

Platinum

Marathon	-	-	$	n.a	$	n.a	$	n.a	$-	$-	$-	$-	$9,428

Cobalt

Voisey’s Bay	724	1,038		$31.00		$8.10 [8]		$10.26	$32,192	$-	$13,134	$28,178	$357,573

Operating results									$1,065,053	$164,479	$729,959	$800,527	$5,707,019

Other

General and administrative											$(35,831)	$(35,073)

Share based compensation											(20,060)	(18,411)

Donations and community investments											(6,296)	(5,706)

Finance costs											(5,586)	(4,135)

Other											7,449	6,393

Income tax											(509)	(171)

Total other											$(60,833)	$(57,103)	$1,052,887

											$669,126	$743,424	$6,759,906

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 62 of this MD&A.

4)	Refer to page 29 of this MD&A for more information.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.

6)

Other gold interests comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests and the previously owned Yauliyacu and Keno Hill silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.

8)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $1.60 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [25]

Comparative Results of Operations on a GEO Basis

	2023	2022	Change	Change

GEO Production [1,2]	619,608	616,755	2,853	0.5%

GEO Sales [2]	537,608	598,244	(60,637)	(10.1)%

Average price per GEO sold [2]	$1,890	$1,780	$110	6.2%

Revenue	$1,016,045	$1,065,053	$(49,008)	(4.6)%

Cost of sales, excluding depletion	$228,171	$267,621	$39,450	14.7%

Depletion	214,434	231,952	17,518	7.6%

Cost of Sales	$442,605	$499,573	$56,968	11.4%

Gross Margin	$573,440	$565,480	$7,960	1.4%

General and administrative expenses	38,165	35,831	(2,334)	(6.5)%

Share based compensation	22,744	20,060	(2,684)	(13.4)%

Donations and community investments	7,261	6,296	(965)	(15.3)%

Impairment reversal of mineral stream interests	-	(8,611)	(8,611)	(100.0)%

Earnings from Operations	$505,270	$511,904	$(6,634)	(1.3)%

Gain on disposal of mineral stream interests	5,027	155,868	(150,841)	(96.8)%

Other income (expense)	34,271	7,449	26,822	360.1%

Earnings before finance costs and income taxes	$544,568	$675,221	$(130,653)	(19.3)%

Finance costs	5,510	5,586	76	1.4%

Earnings before income taxes	$539,058	$669,635	$(130,577)	(19.5)%

Income tax expense	1,414	509	(905)	(177.8)%

Net earnings	$537,644	$669,126	$(131,482)	(19.6)%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [26]

GEO Production

For the year ended December 31, 2023, attributable GEO production was 619,600 ounces, with the 2,800 ounce increase from the comparable period in 2022 being primarily attributable to the following factors:

•

78,100 ounce or 48% increase from Salobo, with production from the third concentrator line commencing at the end of 2022 and achieving the initial completion test of 32 Mtpa in Q4 2023, combined with higher grades and recoveries. The prior year was also impacted by both planned and corrective maintenance in the mill liners, coupled with above average seasonal rain level in the region during the fourth quarter of 2021 impacting mine plans in the first quarter of 2022. From a throughput perspective, the three 12 mtpa lines operated at approximately 69% of capacity during 2023 as compared to the two lines which operated at approximately 74% during 2022;

•

26,100 ounce or 42% increase from Constancia (comprised of 23,600 gold ounces and 196,000 silver ounces), primarily due to higher grades, resulting from full mining activities having resumed in the Pampacancha pit; and

•

2,800 ounce or 14% increase from Sudbury, primarily due to higher throughput with first quarter 2022 production being impacted by the temporary closure of the Totten Mine after the shaft was damaged on September 26, 2021; partially offset by

•

46,800 ounce or 35% decrease from the Other mines (comprised of 15,200 gold ounces and 2,435,000 silver ounces), primarily due to the closure of 777 in June 2022 and Minto in May 2023 combined with the disposal of the Yauliyacu PMPA in 2022;

•

41,900 ounce or 40% decrease from Peñasquito (3,230,000 silver ounces), primarily due to lower throughput resulting from a labour strike which began on June 7, 2023 and ended on October 13, 2023, with the safe ramp-up of operations beginning after the end of the strike; and

•	15,000 ounce or 23% decrease from Antamina (1,152,000 silver ounces), primarily due to lower grades, consistent with the mine plan.

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Net Earnings

For the year ended December 31, 2023, net earnings amounted to $538 million, with the $131 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the year ended December 31, 2022		$669,126

Variance in gross margin

Variance in revenue due to:

Payable gold production	$153,566

Payable silver production	(138,658)

Payable palladium production	2,010

Payable cobalt production	(1,483)

Total payable production		$15,435

Changes in inventory and PBND		(113,384)

Prices realized per ounce sold		48,941

Total decrease to revenue		$(49,008)

Variance in cost of sales due to:

GEO payable production volume		$(3,134)

GEO payable production mix differences		16,792

Changes in inventory and PBND		54,829
Cobalt inventory write-down		3,265

Cash cost per ounce		(2,263)

Depletion per ounce		(12,521)

Total decrease to cost of sales		$56,968

Total increase to gross margin		$7,960

Other variances

Gain on disposal of mineral stream interest (see page 29)		(150,841)

Impairment (impairment reversal) of mineral stream interests (see page 29)		(8,611)

General and administrative expenses (see page 30)		(2,334)

Donations and community investment (see page 31)		(965)

Share based compensation (see page 31)		(2,684)

Other income / expense (see page 31)		26,822

Finance costs (see page 32)		76

Income taxes (see page 32)		(905)

Total decrease in net earnings		$(131,482)

Net earnings for the year ended December 31, 2023		$537,644

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Reversal of Impairment of Mineral Stream Interests

Keno Hill – Impairment Reversal

At December 31, 2015, the Company determined there to be an impairment charge of $10.5 million relative to the Keno Hill silver interest (“Keno Hill PMPA”) due to the suspension of operations at the Bellekeno mine.

On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for 34,800,989 common shares of Hecla valued at $141 million. This value exceeded the carrying amount of the Keno Hill PMPA that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA. As a result, an impairment reversal of $10.3 million was recorded for the year ended December 31, 2022, which represents a full reversal of the impairment charge recorded in the year ended December 31, 2015, net of depletion that otherwise would have been recorded. The recoverable amount of the Keno Hill PMPA was determined based on the value of the consideration received in exchange for its termination, and as such is classified within Level 1 of the fair value hierarchy.

Gain on Disposal of Mineral Stream Interest

Goose

On April 12, 2023, Sabina announced that shareholders approved the proposed acquisition by B2Gold Corp. (“B2Gold”) of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million, calculated as follows:

(in thousands)

Proceeds received on 33% buyback of Goose	$46,400

Less: 33% carrying value	(41,373)

Gain on partial disposal of the Goose PMPA	$5,027

Keno Hill

With the receipt of $141 million of Hecla common shares on September 7, 2022, the Company reflected a gain on disposal of the Keno Hill PMPA for the year ended December 31, 2022 in the amount of $104 million, calculated as follows:

(in thousands)

Fair value of Hecla Mining Company shares received	$140,596

Less: carrying value after impairment reversal, plus closing costs	(36,201)

Gain on disposal of the Keno Hill PMPA	$104,395

Yauliyacu

With the receipt of $132 million in proceeds on December 14, 2022, the Company has reflected a gain on disposal of the Yauliyacu PMPA for the year ended December 31, 2022 in the amount of $51 million, calculated as follows:

(in thousands)

Proceeds received on disposal of Yauliyacu	$131,937

Less: carrying value plus closing costs	(80,464)

Gain on disposal of the Yauliyacu PMPA	$51,473

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General and Administrative

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2023	2022	2023	2022

Corporate

Salaries and benefits	$3,230	$3,195	$14,127	$14,895

Depreciation	246	289	1,026	1,154

Professional fees	1,493	582	3,346	1,680

Business travel	232	264	1,141	950

Director fees	275	258	1,095	1,109

Business taxes	48	92	798	840

Audit and regulatory	540	505	3,211	2,845

Insurance	502	550	2,052	2,135

Other	875	821	3,964	3,469

General and administrative - corporate	$7,441	$6,556	$30,760	$29,077

Subsidiaries

Salaries and benefits	$821	$992	$4,287	$4,327

Depreciation	123	107	466	434

Professional fees	216	131	607	539

Business travel	123	118	346	242

Director fees	45	50	199	200

Business taxes	45	80	238	276

Insurance	7	10	46	44

Other	423	339	1,216	692

General and administrative - subsidiaries	$1,803	$1,827	$7,405	$6,754

Consolidated general and administrative	$9,244	$8,383	$38,165	$35,831

General and administrative expenses for the year ended December 31, 2023 increased approximately $2 million relative to the comparable period of 2022, with the costs of professional fees and audit and regulatory increasing due to costs associated with the renewal of the Company’s At the Market Equity (ATM) program (see page 42 of this MD&A).

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [30]

Share Based Compensation

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2023	2022	2023	2022

Equity settled share based compensation [1]

Stock options	$518	$578	$2,607	$2,366

Restricted share units	787	861	3,831	3,480

Cash settled share based compensation

PSUs	5,222	7,035	16,306	14,214

Total share based compensation	$6,527	$8,474	$22,744	$20,060

1)	Equity settled stock based compensation is a non-cash expense.

For the three months ended December 31, 2023, share based compensation decreased by $2 million relative to the comparable period in the previous year with the decrease being primarily due to differences in accrued costs associated with the Company’s performance share units (“PSUs”).

Donations and Community Investments

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2023	2022	2023	2022

Local donations and community investments [1]	$713	$987	$2,649	$2,333

Partner donations and community investments [2]	1,495	1,929	4,612	3,798

COVID-19 and community support and response fund [3]	-	-	-	165

Total donations and community investments	$2,208	$2,916	$7,261	$6,296

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.
3)	Committed funding under this program has been fully disbursed.

Other Income (Expense)

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2023	2022	2023	2022

Interest income	$9,913	$3,948	$34,862	$6,321

Dividend income	700	131	2,316	453

Foreign exchange gain (loss)	(334)	(179)	51	890

Gain (loss) on fair value adjustment of share purchase warrants held	217	67	(31)	(1,033)

Other	(3,185)	33	(2,927)	818

Total other income (expense)	$7,311	$4,000	$34,271	$7,449

Interest Income

For the three and twelve months ended December 31, 2023, interest income increased by $6 million and $29 million, respectively, a result of the average cash balance during the period increasing from approximately $443 million to approximately $731 million, coupled with a significant increase in the market rates of interest.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [31]

Other

Included in other for the prior year is the fair value loss on the Kutcho Convertible Note in the amount of $1.4 million. On February 18, 2022, the Company agreed to settle and terminate the Kutcho Convertible Note and the non-revolving term loan in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement.

Finance Costs

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2023	2022	2023	2022

Costs related to undrawn credit facilities	$1,286	$1,311	$5,162	$5,262

Interest expense - lease liabilities	76	20	207	91

Letter of guarantee	9	46	141	233

Total finance costs	$1,371	$1,377	$5,510	$5,586

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2023	2022	2023	2022

Current income tax expense (recovery)	$158	$(3,367)	$(2,372)	$8,746
Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$(1,058)	$2,388	$2,427	$32,430

Write down (reversal of write down) or recognition of prior period temporary differences	(2,386)	(11,391)	1,359	(40,667)

Total deferred income tax expense (recovery)	$(3,444)	$(9,003)	$3,786	$(8,237)

Total income tax expense (recovery) recognized in net earnings	$(3,286)	$(12,370)	$1,414	$509

For the three months ended December 31, 2023 and 2022, the Company reflected a deferred tax recovery of $3 million and $9 million, respectively, in net earnings, which offsets a deferred tax expense in the statement of OCI of $3 million and $7 million, respectively, resulting from an increase in unrealized gains on long-term investments in equity instruments. Additionally, for the three months ended December 31, 2022, the Company reflected a current tax recovery of $3 million, reflecting the loss for Canadian tax purposes in Q4-2022, with this loss partially reducing the previously estimated Canadian income tax expense associated with the disposition of the Keno Hill PMPA in Q3-2022 (see below).

For the year ended December 31, 2022, there is a current income tax expense in net earnings of $9 million which was partially offset by a current income tax recovery of $6 million in the Statement of Shareholders’ Equity. The current income tax was primarily the result of income tax expense associated with the disposition of the Keno Hill PMPA, partially offset by the full utilization of $97 million of previously unrecognized non-capital loss carryforwards available to the Company. For the year ended December 31, 2023, there is a current income tax recovery in net earnings of $2 million which reflects the carryback of a loss for Canadian tax purposes to the 2022 tax year to offset the taxable Canadian income resulting from the disposition of the Keno Hill PMPA.

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The movement in current income taxes payable for the years ended December 31, 2023 and 2022 is as follows:

(in thousands)	Current Taxes (Payable) Recoverable

Current taxes payable - December 31, 2021	$(132)

Current income tax expense - income statement	(8,746)

Current income tax recovery - shareholders’ equity	5,932

Income taxes paid	171

Foreign exchange adjustments	12

Current taxes payable - December 31, 2022	$(2,763)

Current income tax recovery - income statement	2,372

Income taxes paid	6,192

Foreign exchange adjustments	134

Current taxes recoverable - December 31, 2023	$5,935

Global Minimum Tax

The Company is within the scope of global minimum tax under the OECD Pillar Two model rules (“Pillar Two”). Subject to tax legislation enacting Pillar Two being passed in the jurisdictions where the Company and its subsidiaries operate, the group is liable to pay a top-up tax for any deficiency between the minimum tax rate of 15% and the effective tax rate per jurisdiction. The Canadian parent company, as well as its Luxembourg subsidiary (Silver Wheaton Luxembourg S.a.r.l., or “Silver Wheaton Luxembourg”) have an effective tax rate that exceeds 15% or are in a loss position. The group’s subsidiaries that operate in the Cayman Islands have an effective tax rate of 0%. For the years ended December 31, 2023 and 2022, the Cayman Islands subsidiaries had net earnings of $551 million and $532 million, respectively.

The Company does not operate in any jurisdiction where Pillar Two legislation was effective as for the year ended December 31, 2023 and 2022 and therefore the Company has no related current tax expense associated with global minimum tax.

Jurisdictional updates are as follows:

Canada

On August 4, 2023, the Canadian Federal Government released draft Pillar Two implementing legislation as a new act, the Global Minimum Tax Act (“GMTA”), for public comment. The public consultation period on the draft legislation ended September 29, 2023. If enacted, the GMTA would implement a 15% global minimum tax for fiscal years that begin on or after December 31, 2023. If enacted as drafted, the proposed Canadian rules in the GMTA would apply to the income of the Company’s Cayman Island subsidiaries from January 1, 2024.

Luxembourg

Pillar Two legislation was enacted in Luxembourg on December 22, 2023. The rules are applicable from January 1, 2024. As discussed above, Silver Wheaton Luxembourg has an effective tax rate in excess of 15%. The Luxembourg Pillar Two legislation also contains an undertaxed profits rule which is effective January 1, 2025, that would allow Luxembourg to collect Pillar Two top-up taxes related to the Company’s subsidiaries operating in the Cayman Islands if the GMTA were not enacted in Canada. Given the Canadian government’s stated intent to enact the GMTA, the Company does not expect the Luxembourg Pillar Two legislation to have a material impact on the Company.

Cayman Islands

To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

Liquidity and Capital Resources1

As at December 31, 2023, the Company had cash and cash equivalents of $547 million (December 31, 2022 - $696 million) and no debt outstanding under its Revolving Facility (December 31, 2022 - $NIL).

In the opinion of management, the $547 million of cash and cash equivalents as at December 31, 2023, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [33]

flows positions the Company well to fund all outstanding commitments, as detailed on pages 37 and 39 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

A summary of the Company’s cash flow activity is as follows:

Three Months Ended December 31, 2023

Cash Flows From Operating Activities

During the three months ended December 31, 2023, the Company generated operating cash flows of $242 million, with the $70 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended December 31, 2022	$172,028

Variance attributable to revenue (see page 23):	$77,420
Changes in accounts receivable	(1,805)
Total increase to cash inflows attributable to sales	$75,615
Variance attributable to cost of sales, excluding depletion:
Sales volume	$(13,803)
Sales mix differences	5,484
Cost per ounce	660
Changes in working capital, excluding accounts receivable	(544)
Total increase to cash outflows attributable to cost of sales	$(8,203)
Total increase to net cash inflows attributable to gross margin	$67,412
Other variances:
General and administrative	(105)
Donation and community investment	586
Finance costs	(55)
Income taxes	(918)
Other	3,278
Total increase to net cash inflows	$70,198

Operating cash inflow for the three months ended December 31, 2023	$242,226

Other Variance

The increase to cash inflows relative to Other during the period was due to amounts of interest earned on the Company’s cash balances, with the Company investing surplus cash in short-term, high credit quality, money market instruments.

Cash Flows From Financing Activities

During the three months ended December 31, 2023, the Company had net cash outflows from financing activities of $65 million, as compared to $58 million for the comparable period of the previous year, with the major sources of cash flows being as follows:

	Three Months Ended December 31
(in thousands)	2023	2022

Credit facility extension fees	$-	$(150)

Share purchase options exercised	1,812	2,819

Lease payments	(143)	(197)

Dividends paid	(67,025)	(60,493)

Cash used for financing activities	$(65,356)	$(58,021)

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Cash Flows From Investing Activities

During the three months ended December 31, 2023, the Company had net cash outflows from investing activities of $464 million, as compared to net cash inflows of $87 million during the comparable period of the previous year, with the major sources of cash flow being as follows:

	Three Months Ended December 31

(in thousands)	2023	2022
Payments for the acquisition of new PMPAs [1]:

Goose PMPA	$-	$(31,250)

Curipamba PMPA	-	(13,000)

Blackwater Gold PMPA	(10,000)	-

Blackwater Silver PMPA	(35,200)	-

Cangrejos PMPA	(16,700)	-

Salobo Expansion PMPA	(370,000)	-

Curraghinalt PMPA	(20,000)	-

	$(451,900)	$(44,250)

Acquisition of long-term equity investments	(4,200)	-

Payments for the acquisition of new Royalty Agreement:

Mt Todd Royalty	(3,000)	-

Investment in subscription receipts [2]	(4,500)	-

Net proceeds on disposition of PMPA

Yauliyacu PMPA	-	131,902

Other	(734)	(194)

Total cash (used for) generated from investing activities	$(464,334)	$87,458

1)	Excludes closing costs.
2)	The subscription rights were converted to common shares during the first quarter of 2024 and will be reclassified to Long-Term Equity Investments.

Year Ended December 31, 2023

Cash Flows From Operating Activities

During the year ended December 31, 2023, the Company generated operating cash flows of $751 million, with the $7 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the year ended December 31, 2022	$743,424
Variance attributable to revenue (see page 28):	$(49,008)
Changes in accounts receivable	(1,547)

Total decrease to cash inflows attributable to sales	$(50,555)

Variance attributable to cost of sales, excluding depletion:
Sales volume	$22,743
Sales mix differences	15,706
Cost per ounce	(2,262)
Changes in working capital, excluding accounts receivable	2,804

Total decrease to cash outflows attributable to cost of sales	$38,991

Total decrease to net cash inflows attributable to gross margin	$(11,564)
Other variances:
General and administrative	(952)
Donation and community investment	(1,333)
Share based compensation - PSUs	1,736
Finance costs	(95)
Income taxes	(6,021)
Other	25,614
Total increase to net cash inflows	$7,385

Operating cash inflow for the year ended December 31, 2023	$750,809

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Other Variance

The increase to cash inflows relative to Other during the period was due to amounts of interest earned on the Company’s cash balances, with the Company investing surplus cash in short-term, high credit quality, money market instruments.

Cash Flows From Financing Activities

During the year ended December 31, 2023, the Company had net cash outflows from financing activities of $254 million, as compared to $229 million during the comparable period of the previous year, with the major sources of cash flow being as follows:

	Years Ended December 31

(in thousands)	2023	2022

Credit facility extension fees	$(859)	$(1,357)

Share purchase options exercised	12,415	10,368

Lease payments	(691)	(800)

Dividends paid	(265,109)	(237,097)

Cash used for financing activities	$(254,244)	$(228,886)

Cash Flows From Investing Activities

During the year ended December 31, 2023, the Company had net cash outflows from investing activities of $647 million, as compared to $44 million during the comparable period of the previous year, with the major sources of cash flow being as follows:

	Years Ended December 31

(in thousands)	2023	2022

Payments for the acquisition of new PMPAs [1]:

Panoro early deposit PMPA	$(1,000)	$(1,500)

Marathon PMPA	-	(31,224)

Goose PMPA	(62,500)	(62,500)

Curipamba PMPA	(150)	(13,000)

Blackwater Gold PMPA	(40,000)	-

Blackwater Silver PMPA	(140,800)	-

Cangrejos PMPA	(28,700)	-

Marmato PMPA	-	(19,000)

Fenix PMPA	-	(25,000)

Salobo Expansion PMPA	(370,000)	-

Curraghinalt PMPA	(20,000)	-
	$(663,150)	$(152,224)

Net proceeds on disposition of PMPA

Goose PMPA	46,400	-

Yauliyacu PMPA	-	131,902

Acquisition of long-term equity investments	(17,447)	(22,768)

Payments for the acquisition of new Royalty Agreement:

Black Pine Royalty	(3,602)	-

Mt Todd Royalty	(3,000)	-

Investment in subscription receipts [2]	(4,500)	-

Other	(1,347)	(1,207)

Total cash used for investing activities	$(646,646)	$(44,297)

1)	Excludes closing costs.
2)	The subscription rights were converted to common shares during the first quarter of 2024 and will be reclassified to Long-Term Equity Investments.

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Contractual Obligations and Contingencies1

Mineral Stream Interests

The following tables summarize the Company’s commitments to make per-ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]		Term of Agreement		Date of Original Contract

Constancia	50%		$420	[2]	Life of Mine		8-Aug-12

Salobo	75%		$425		Life of Mine		28-Feb-13

Sudbury	70%		$400		20 years		28-Feb-13

San Dimas	variable	³	$631		Life of Mine		10-May-18

Stillwater	100%		18%	[4]	Life of Mine		16-Jul-18

Marathon	100%	[5]	18%	[4]	Life of Mine		26-Jan-22

Other

Minto	100%	[6]	50%	[6]	Life of Mine		20-Nov-08

Copper World	100%		$450		Life of Mine		10-Feb-10

Marmato	10.5%	[5]	18%	[4]	Life of Mine		5-Nov-20

Santo Domingo	100%	[5]	18%	[4]	Life of Mine		24-Mar-21

Fenix	6%	[5]	18%	[4]	Life of Mine		15-Nov-21

Blackwater	8%	[5]	35%		Life of Mine		13-Dec-21

Curipamba	50%	[5]	18%	[4]	Life of Mine		17-Jan-22

Goose	2.78%	[5]	18%	[4]	Life of Mine		8-Feb-22

Cangrejos	6.6%	[5]	18%	[4]	Life of Mine		16-May-23

Platreef [8]	62.5%	[5]	$100 [5]		Life of Mine	[5]	7-Dec-21

Curraghinalt	3.05%	[5]	18%	[4]	Life of Mine		15-Nov-23

Kudz Ze Kayah [8]	6.875%	[7]	20%		Life of Mine		22-Dec-21

Early Deposit

Toroparu	10%		$400		Life of Mine		11-Nov-13

Cotabambas	25%	[5]	$450		Life of Mine		21-Mar-16

Kutcho	100%		20%		Life of Mine		14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
b.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
c.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
d.	Fenix – reduced to 4% once the Company has received 90,000 ounces of gold, with a further reduction to 3.5% once the Company has received 140,000 ounces.
e.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
f.	Curipamba – reduced to 33% once the Company has received 145,000 ounces of gold.
g.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
h.	Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
i.

Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

j.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
k.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)

The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp., announced the suspension of operations at the Minto mine. Prior to this, the parties were in discussions in connection with a possible restructuring of the Minto PMPA. During that negotiation period, the cash payment per ounce of gold delivered was set at 90% of spot price. Following the May 13 announcement, and as negotiations were not successful, the price of deliveries of gold reverts to 50% of spot price as set out in the existing Minto PMPA.

7)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.

8)	On November 15, 2023, the Company entered into the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [37]

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract

Peñasquito	25%		$4.50		Life of Mine	24-Jul-07

Constancia	100%		$6.20	²	Life of Mine	8-Aug-12

Antamina	33.75%		20%		Life of Mine	3-Nov-15

Other

Los Filos	100%		$4.68		25 years	15-Oct-04

Zinkgruvan	100%		$4.68		Life of Mine	8-Dec-04

Stratoni	100%		$11.54		Life of Mine	23-Apr-07

Neves-Corvo	100%		$4.46		50 years	5-Jun-07

Aljustrel	100	% ³	50%		50 years	5-Jun-07

Minto	100	% [4]	$4.39		Life of Mine	20-Nov-08

Pascua-Lama	25%		$3.90		Life of Mine	8-Sep-09

Copper World	100%		$3.90		Life of Mine	10-Feb-10

Loma de La Plata	12.5%		$4.00		Life of Mine	n/a	[5]

Marmato	100	% [6]	18%	[7]	Life of Mine	5-Nov-20

Cozamin	50	% [6]	10%		Life of Mine	11-Dec-20

Blackwater	50	% [6]	18%	[7]	Life of Mine	13-Dec-21

Curipamba	75%		18%	[7]	Life of Mine	17-Jan-22

Mineral Park	100%		18%	[7]	Life of Mine	24-Oct-23

Kudz Ze Kayah [9]	6.875	[8]	20%		Life of Mine	22-Dec-21

Early Deposit

Toroparu	50%		$3.90		Life of Mine	11-Nov-13

Cotabambas	100	% [6]	$5.90		Life of Mine	21-Mar-16

Kutcho	100%		20%		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)

Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

4)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
5)	Terms of the agreement not yet finalized.
6)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver
b.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
c.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
d.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
7)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

9)	On November 15, 2023, the Company entered into the Orion Purchase Agreement to acquire the Kudz Ze Kayah PMPA. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

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Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Unit of Measurement Cash Payment [1]		Term of Agreement		Date of Original Contract

Palladium
Stillwater	4.5	% ²	18	% ³	Life of Mine		16-Jul-18
Platreef [4]	5.25	% ²	30	% ²	Life of Mine	[2]	7-Dec-21

Platinum
Marathon	22	% ²	18	% ³	Life of Mine		26-Jan-22
Platreef [4]	5.25	% ²	30	% ²	Life of Mine	²	7-Dec-21

Cobalt
Voisey’s Bay	42.4	% ²	18	% ³	Life of Mine		11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.

2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.

b.

Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.

d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.

3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.

4)	On November 15, 2023, the Company entered into the Orion Purchase Agreement to acquire the Platreef PMPA. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]

(in thousands)	2024	2025 - 2026	2027 - 2028	After 2028	Total

Payments for mineral stream interests & royalty

Salobo [2]	$163,000	$-	$16,000	$64,000	$243,000

Marathon	15,122	136,096	-	-	151,218

Cangrejos	19,300	126,000	126,000	-	271,300

Marmato	80,032	41,968	-	-	122,000

Santo Domingo	-	260,000	-	-	260,000

Copper World [3]	-	231,150	-	-	231,150

Curipamba	250	162,000	-	-	162,250

Mineral Park	115,000	-	-	-	115,000

Platreef	411,500	-	-	-	411,500

Curraghinalt	-	55,000	-	-	55,000

Kudz Ze Kayah	43,500	-	-	-	43,500

Fenix Gold	25,000	-	-	-	25,000

Mt Todd Royalty	17,000	-	-	-	17,000

Loma de La Plata	-	-	-	32,400	32,400

Payments for early deposit mineral stream interest

Cotabambas	-	-	-	126,000	126,000

Toroparu	-	-	-	138,000	138,000

Kutcho	-	-	29,000	29,000	58,000

Leases liabilities	898	1,211	1,338	4,769	8,216

Total contractual obligations	$890,602	$1,013,425	$172,338	$394,169	$2,470,534

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.

2)	As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.

3)	Figure includes contingent transaction costs of $1 million.

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Salobo

The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the fourth quarter of 2024. On November 21, 2023, the Company and Vale jointly announced the successful completion of the throughput test for the first phase of the Salobo III expansion project, with the Salobo complex exceeding an average throughput of 32 Mtpa over a 90-day period. As a result, Wheaton paid Vale $370 million on December 1, 2023, representing the amount due for completion of the first phase of the Salobo III expansion project.

The remaining balance of the expansion payment is dependent on the timing of completion and will be triggered once Vale expands actual throughput above 35 Mtpa for a period of 90 days. If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $163 million if throughput is expanded beyond 35 Mtpa by January 1, 2025.

In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $151 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023, the Company is committed to pay additional upfront consideration of $271 million. Of this amount, $15 million is to be paid 12 months after the closing date, $4 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Curipamba

Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.3 million, which includes $250,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Mineral Park

Under the terms of the Mineral Park PMPA, the Company is committed to pay total upfront cash payments of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million.

Platreef

Under the terms of the Platreef PMPA, upon closing of the Orion Purchase Agreement, which occurred on February 27, 2024, the Company paid a total upfront cash payment of $412 million to Orion Resource Partners (“Orion”).

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Curraghinalt

Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Kudz Ze Kayah

Under the terms of the Kudz Ze Kayah PMPA, upon closing of the Orion Purchase Agreement, which occurred on February 27, 2024, the Company paid a total upfront cash payment of $39 million to Orion, with an additional $5 million contingency payment due to Orion if the KZK project achieves certain milestones.

Fenix

Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited (“Rio2”) additional upfront cash payments of $25 million, payable subject to Rio2’s receipt of its Environmental Impact Assessment (“EIA”) for the Fenix Project, and certain other conditions. On December 20, 2023, Rio2 announced that it had received approval for the EIA, however other conditions remain outstanding.

Mt Todd Royalty

Under the terms of the royalty agreement with Vista, the Company is committed to pay additional upfront cash payment of $17 million to advance Mt. Todd and for general corporate purposes.

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments 1

The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

[1]

The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [41]

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital

During the year ended December 31, 2023, the Company received proceeds of $12 million from the exercise of 488,922 share purchase options at a weighted average exercise price of Cdn$32.82 per option. During the year ended December 31, 2022, the Company received cash proceeds of $11 million from the exercise of 493,129 share purchase options at a weighted average exercise price of Cdn$28.76 per option.

During the year ended December 31, 2023, the Company released 119,827 RSUs, as compared to 87,838 RSUs during the comparable period of the previous year.

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended December 31, 2023, there were 19,001 common shares issued under the DRIP (twelve months - 141,979 common shares). During the three months ended December 31, 2022, there were 192,351 common shares issued under the DRIP (twelve months - 873,607 common shares).

As of March 14, 2024, there were 453,069,254 outstanding common shares, 1,270,021 share purchase options and 316,336 restricted share units. The 10,000,000 share purchase warrants outstanding on December 31, 2022 expired on February 28, 2023 unexercised.

At the Market Equity Program

The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at December 31, 2023, the Company has not issued any shares under the ATM program.

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Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 13 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below. For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.wheatonpm.com, and on SEDAR+ at www.sedarplus.ca, or is available upon request from the Company. The “Mining Operations” consist of all of the mineral stream interests currently owned by the Company.

Commodity Prices and Markets: Changes in the market price of commodities that we purchase under our PMPAs and in the commodities markets will affect our profitability

The Company’s business operations are fully exposed to changes in the market prices of precious metals and cobalt. The price of the common shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of precious metals and cobalt. The price of precious metals and cobalt fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including, but not limited to, the sale or purchase of precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major precious metals and cobalt producing countries throughout the world. The precious metals and cobalt markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

The profitability of Wheaton’s interests under the PMPAs is directly related to the market price of precious metals and cobalt. The Company’s revenue is sensitive to changes in the price of precious metals and cobalt and the overall condition of the precious metal and cobalt mining industry and markets, as it derives all of its revenue from precious metals and cobalt streams. If Wheaton is unable to sell precious metals or cobalt production as a result of a reduction in, or an absence of, demand for precious metals or cobalt, there could be a significant decrease in the Company’s revenue which may have a material adverse effect on the Company or result in the Company not generating positive cash flow or earnings.

In the event that the prevailing market price of precious metals and cobalt is at or below the price at which the Company can purchase such commodities pursuant to the terms of the PMPAs associated with its precious metals and cobalt interests, the Company will not generate positive cash flow or earnings, which could have a material adverse effect on the Company.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project, Blackwater project, Black Pine project, Curraghinalt project, Mt Todd project and DeLamar project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of precious metals or cobalt from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, as more fully described in the Company’s Annual Information Form.

No Control Over Mining Operations: The Company has no direct involvement in the operation of the Mining Operations and as a result the activities of third-party operators at these Mining Operations could negatively affect the cash flows generated by the Company

The Company’s business operations are fully exposed to the risk that Mining Operations will not meet production forecasts or targets. The Company has agreed to purchase a certain percentage of the gold, silver, palladium and/or cobalt produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and generally has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [43]

from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties, which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third-party’s ability to perform its obligations under the PMPAs. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine, or observe the obligations of the PMPA, exceed the revenues from operations.

The ability for the operators of the Mining Operations to act in their sole discretion could therefore have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted precious metals or cobalt production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the precious metals or cobalt production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The PMPA and royalty payments are calculated by the operators based on reported production, and the calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain PMPAs require the operators to provide the Company with production and operating information that may, depending on the completeness and accuracy of such information, enable the Company to detect errors in the calculation of the payments that it receives. The Company does not, however, have the contractual right to receive production information under all of its PMPAs. As a result, the Company’s ability to detect payment errors through its monitoring program and its associated internal controls and procedures is limited, and the possibility exists that the Company may not receive all metal owed under the respective contract. Some of Wheaton’s PMPAs may provide the right to audit the operational calculations and production data for the associated payments; however, such audits may occur many months following when the original delivery of metal was due, which may result in the delay of metal deliveries to later periods, which may impact the Company’s business, financial condition, results of operations and cash flows.

Failure to receive payments under the PMPAs to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company has limited access to data on the Mining Operations themselves and must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts, valuations and assessments relating to its own business. This could affect the Company’s ability to assess the performance of the PMPAs. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired. In addition, some PMPAs may be subject to confidentiality arrangements which govern the disclosure of information with regards to the applicable interest and, as such, the Company may not be in a position to publicly disclose non-public information with respect to certain PMPAs. The limited access to data and disclosure regarding the Mining Operations may restrict the Company’s ability to enhance its performance which may result in a material and adverse effect on the Company’s business, financial condition, results of operations and cash flows. Although the Company attempts to obtain these rights when entering into new PMPAs or amending existing PMPAs, there is no assurance that its efforts will be successful.

Taxes: New or changed tax legislation, or changes to the interpretation of existing tax legislation or jurisprudence, could impact the profitability of the Company

The majority of the Company’s income generating activities is conducted by its 100% owned subsidiary, Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados or Luxembourg, or any of the countries in which the Company’s subsidiaries or the Mining Operations are located, or to which deliveries of precious metals, precious metals credits or cobalt are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the Common Shares.

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Global Minimum Tax

On December 20, 2021, the OECD issued Pillar Two which provided a framework for the imposition, by individual countries, of a 15% global minimum tax on the adjusted financial statement income of large multinational companies, such as the Company.

Wheaton is within the scope of global minimum tax under Pillar Two. Subject to tax legislation enacting Pillar Two being passed in the jurisdictions where the Company and its subsidiaries operate, the group is liable to pay a top-up tax for any deficiency between the minimum tax rate of 15% and the effective tax rate per jurisdiction. Wheaton, as well as Silver Wheaton Luxembourg have an effective tax rate that exceeds 15% or are in a loss position. The Wheaton group’s subsidiaries that operate in the Cayman Islands have an effective tax rate of 0%. For the years ended December 31, 2023 and 2022, the Cayman Islands subsidiaries had net earnings of $551 million and $532 million, respectively.

The application of Pillar Two legislation is expected to increase the amount of taxes the Wheaton group owes.

The Company does not operate in any jurisdiction where Pillar Two legislation was effective as for the year ended December 31, 2023 and 2022 and therefore the Company has no related current tax expense associated with global minimum tax. Jurisdictional updates are as follows:

Canada: On August 4, 2023, the Canadian Federal Government released draft Pillar Two implementing legislation as a new act, the Global Minimum Tax Act (“GMTA”), for public comment. The public consultation period on the draft legislation ended September 29, 2023. If enacted, the GMTA would implement a 15% global minimum tax for fiscal years that begin on or after December 31, 2023. If enacted as drafted, the proposed Canadian rules in the GMTA would apply to the income of the Company’s Cayman Island subsidiaries from January 1, 2024.

Luxembourg: Pillar Two legislation was enacted in Luxembourg on December 22, 2023. The rules are applicable from January 1, 2024. As discussed above, Silver Wheaton Luxembourg has an effective tax rate in excess of 15%. The Luxembourg Pillar Two legislation also contains an undertaxed profits rule which is effective January 1, 2025, that would allow Luxembourg to collect Pillar Two top-up taxes related to the Company’s subsidiaries operating in the Cayman Islands if the GMTA were not enacted in Canada. Given the Canadian government’s stated intent to enact the GMTA, the Company does not expect the Luxembourg Pillar Two legislation to have a material impact on the Company.

Cayman Islands: To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

CRA Settlement

Under the terms of the CRA Settlement, income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. While to date there has been no change in applicable law, the Department of Finance’s consultation paper released on June 6, 2023 may result in potential amendments to existing transfer pricing laws under the Tax Act, which could have a material adverse effect on the Company or the price of the Common Shares.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

Counterparty Credit and Liquidity: The inability of the Company’s counterparties to perform their obligations under agreements with the Company or the inability of the Company to meet operating expenditure requirements could adversely impact the Company’s cash flows

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has PMPAs which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies’ ability to perform their obligations under those PMPAs; (ii) through the companies with which the Company has advanced funds in exchange for convertible notes receivable; (iii) through financial institutions that hold the Company’s cash and cash equivalents; (iv) through companies that have payables to the Company, including concentrate customers; (v) through the Company’s insurance providers; (vi) through companies that owe a refund of the Refundable Deposit under the terms of the respective PMPA; and (vii) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Company’s securities could be adversely affected.

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In the event that a counterparty with which the Company has a PMPA were to experience financial, operational or other difficulties (such as Vale in connection with the Brumadinho Incident as discussed on page 47 of this MD&A or a counterparty that is unable to favourably resolve the application of new or existing tax laws, regulations or rules or any tax audits or disputes), then that counterparty may (i) be unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise default in its obligations under that PMPA; (iii) cease operations at one or more mines that are the subject of that PMPA; or (iv) become insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operations and cash flows. While Wheaton may have in place security or guarantees to mitigate the risks related to counterparty credit and liquidity, there is no assurance that Wheaton will be successful in enforcing its rights under any security or guarantees.

In addition, parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent counterparties with which the Company has PMPAs do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely may have a material and adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.

San Dimas - Mexican Tax Dispute

In February 2016, Primero Mining Corp. (“Primero”) announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. (“PEM”), received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 (“2012 APA”). The 2012 APA confirmed PEM’s ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.

As disclosed by First Majestic in their MD&A for the period ended December 31, 2023, in 2019 the SAT issued reassessments for the 2010 to 2012 tax years in the amount of $359.3 million inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $189.9 million and in 2023, the SAT issued reassessments for the 2014, 2015 and 2016 tax years in the total amount of $484.2 million inclusive of interest, inflation, and penalties. The major items in the reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

First Majestic indicates in its MD&A for the period ended December 31, 2023, that it continues to defend the APA in the Mexican legal proceedings, and also requested resolution of the transfer price dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados.

First Majestic has indicated that it continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. In September 2020, First Majestic was served with a decision made by the Mexican Federal Tax Court on Administrative Matters (“Federal Court”) to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:

(i)	SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii)	SAT’s failure to request from PEM certain additional information before issuing the APA.

First Majestic states that they filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by First Majestic was returned to the Mexican Circuit Courts and on December 5, 2023, the Second Collegiate Court issued a decision, which was formally notified to First Majestic on January 4, 2024. In the decision, the Second Collegiate Court partially granted constitutional protection to First Majestic with respect to certain matters, but not others. Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to the Second Collegiate Court’s decision, and PEM is currently waiting for the Supreme Court to admit such appeal.

On March 2, 2021, First Majestic announced that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes, on its own behalf and on behalf of PEM, based on Chapter 11 of the North American Free Trade Agreement.

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First Majestic also indicates that SAT has frozen a PEM bank account with cumulative funds of $107.2 million, as a guarantee against certain disputed tax assessments, with these balances consisting of VAT refunds that PEM received which were previously withheld by the tax authority.

First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and enforcing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic states that they continue to believe PEM’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $314.2 million, before interest or penalties.

To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic’s business, financial condition or results of operations. If the Company was unable to purchase any further gold under the San Dimas PMPA, it may have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.

Vale - Brumadinho Incident

On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area (the “Brumadinho Incident”). Vale reported that in December 2021, Vale and Xikrin do Cateté Indigenous community signed an extrajudicial agreement for social and economic compensation to these communities. The agreement with Xikrin do Cateté was ratified by the Court of Marabá and it is in a regular execution with the transfer of funds by Vale (BLR 1.3M/M) and application by the indigenous community. The Xikrin Trincheira Bacajá Indigenous Community presented a request for clarification against the decision that extinguished the action in relation to this community, alleging that the closing of the case disagreed with the legal and procedural provisions applied to the case. The Public Prosecutor’s Office presented a request for clarification to the Court of Marabá regarding the non-analysis of the request for the conviction of Vale and Salobo Metais to execute a “Degraded Area Recovery Program”, since it was a request that was not the subject of the agreement signed between Vale and the Xikrin do Cateté Indigenous Community. Vale awaits to be subpoenaed from the Court of Marabá to present the counterarguments to the requests for clarifications made by the Xikrin Trincheira Bacajá Indigenous Community and the Public Prosecutor, reaffirming the regularity of the agreement entered; the inexistence of impacts from the Salobo mine undertaking on the Xikrin Trincheira Bacajá Indigenous Community and the inexistence of mandatory implementation of the reparation program indicated by the Public Prosecutor due to the non-existence of the alleged damage. In August 2022, the Xikrin Indigenous Community of TI Bacajá filed an appeal against the decision, not agreeing with the terms presented by the judge. Vale is summoned to present its counterarguments, reiterating the terms and theses already presented in the defense. While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the consequences of the Brumadinho Incident for Vale may have an impact on the Company’s business, financial condition and results of operations.

Mine Operator and Counterparty Concentration: If mine operators or counterparties are unwilling or unable to fulfill their obligations to the Company, the Company’s cash flows could be adversely impacted

Precious metals and cobalt purchases under certain of Wheaton’s PMPAs are subject to both mine operator concentration risk and counterparty concentration risk, including as follows:

•

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2023 were 45% of the Company’s total revenue; and

•

The counterparty obligations under the Constancia and 777 PMPAs are guaranteed by the parent company Hudbay Minerals Inc. (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2023 were 15% of the Company’s total revenue.

•

The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont. Total revenues relative to Newmont during the year ended December 31, 2023 were 10% of the Company’s total revenue.

Should any of these mine operators or counterparties become unable or unwilling to fulfill their obligations under their agreements with Wheaton, or should any of the risk factors identified by Wheaton materialize in respect of the mine operators, counterparties or the Mining Operations, there could be a material adverse effect on Wheaton, including, but not limited to, Wheaton’s revenue, net income and cash flows from operations.

In particular, total revenues relative to PMPAs with Vale were 45% and 35% of the Company’s total revenue for the years ended December 31, 2023 and December 31, 2022, respectively; operating cash flows from the PMPAs with Vale represented approximately 48% and 39% of the Company’s operating cash flows for the years ended December

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31, 2023 and December 31, 2022, respectively; and as at December 31, 2023, the PMPAs with Vale proven and probable precious metal and cobalt reserves represented approximately 42% of the Company’s total proven and probable GEO reserves, measured and indicated precious metals and cobalt resources represented approximately 20% of the Company’s GEO measured and indicated precious metals and cobalt resources and inferred precious metals and cobalt resources represented approximately 21% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company’s MD&A). If Wheaton was unable to purchase any further precious metals or cobalt under the PMPAs with Vale, Wheaton’s reserves and resources would be significantly reduced and Wheaton’s forecasted gold equivalent production for 2024 and average five year forecasted gold equivalent production for 2024-2028 would be lowered by 46% and 41%, respectively, leading to a corresponding reduction to its revenue, net earnings and cash flows.

Vale – Xikrin Community

Vale has reported that associations representing the indigenous communities of Xikrin do Cateté and Xikrin do Bacajá in Brazil (“Indigenous Associations”) brought a public civil action against Vale, the Federal Environmental Agency (IBAMA) and the Federal Indigenous Agency (FUNAI) seeking the suspension of the environmental permitting process and operation of the Salobo Mine. Vale has reported that the Indigenous Associations contend that FUNAI and IBAMA have failed to conduct the appropriate studies regarding the affected indigenous communities during the environmental permitting process and contends that Vale’s operations would be contaminating the water of the Itacaiúnas River and consequently that the indigenous groups affected by this mine have not provided the required consent. Vale notes that the plaintiffs also requested a monthly payment for each association until the defendants conclude the studies. Vale notes that in July 2019, the Judge of the Federal Court of Maraba partially granted an injunction requested by the Indigenous Associations, ordering Vale and Salobo to prepare the indigenous component study of the Salobo Mine project, and rejected all other requests filed by the plaintiff, including project shutdown. Vale also notes that a subsequent decision of the court determined the inclusion of the Indigenous community of Xikrin do Bacajá in the scope of the studies. Vale has reported that in December 2021 it entered into an extrajudicial agreement with the Indigenous Associations, pursuant to which Vale agreed to provide certain social and economic compensation to these communities. Vale notes that the December 2021 settlement agreement remains subject to approval by the court of Marabá. Once approved by the court, Vale has indicated that this settlement agreement is expected to terminate the Salobo litigation. However, if as a result of these proceedings it is determined that the activities at the Salobo mine should be suspended then, the ability of the Company to receive gold under the terms of the Salobo PMPA would be materially impacted which in turn could have a material impact on the Company’s financial conditions, results of operations and cash flows.

See also Risks Relating to the Company – Counterparty Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Mining Operations – International Operations”, “Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks” and “Risks Relating to the Mining Operations – Land Title and Indigenous Peoples” in the Company’s Annual Information Form.

Indebtedness and Guarantees: If the Company and its subsidiaries are unable to meet debt repayment obligations or covenants, the Company’s business and operations could be adversely impacted

As of December 31, 2023, the Company had no debt outstanding under the Revolving Facility. Any future draws on the Revolving Facility will require the Company to use a portion of its cash flow to service principal and interest on the debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control (including, in particular, the continued receipt of precious metals and/or cobalt under the terms of the relevant PMPA agreements). If any of these factors beyond its control arose, the Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Revolving Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, due to factors beyond its control (for example, due to an event of force majeure or other disruption at operations, the Company does not receive sufficient precious metals or cobalt from its counterparties in accordance with the terms of the PMPAs), the Company may fail to comply with these covenants, including a failure to meet the financial tests or ratios, and any subsequent failure by the Company’s subsidiaries to comply with guarantee obligations, would likely result in an event of default under the

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Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and its ability to meet its payment obligations under debt, and the price of the common shares.

In addition, each subsidiary of the Company has guaranteed the obligations of the Company under the Revolving Facility. See “Description of the Business – Operations – Amended Revolving Credit Facility” in the Company’s Annual Information Form for further details. While the Revolving Facility is unsecured, as guarantors, any or all of Wheaton’s subsidiaries can be called upon by lenders for the repayment of the obligations under the Revolving Facility if Wheaton were to default.

Hedging: The Company’s hedging policy may not reduce the risks associated with foreign exchange, interest rate or commodity fluctuations, which could adversely impact the Company’s cash flows

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast precious metals deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition: The competition for PMPAs and similar transactions could adversely impact the Company’s ability to acquire desirable PMPAs

The Company competes with other companies for PMPAs and similar transactions. Some of these companies may possess greater financial and technical resources or may be willing to agree to contractual terms that are unacceptable to the Company. Such competition may result in the Company being unable to enter into desirable PMPAs or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its PMPAs. As a result, existing or future competition for PMPAs and similar transactions could materially adversely affect the Company’s prospects for entering into additional PMPAs in the future. In addition, competition from companies with substantial resources could impact the Company’s ability to acquire PMPAs and similar transactions at acceptable valuations or at acceptable returns, which could adversely impact the Company’s cash flows, results of operations and financial condition.

Security Over Underlying Assets: The Company’s security and other interests in its PMPAs may not be enforceable which may have a material adverse effect on the Company

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the PMPA, the Company would have to consider enforcing its security or other interests. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security and other interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company’s security and other interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions outside of Canada. If the Company is unable to enforce its security or other interests, there may be a material adverse effect on the Company.

Third-Party PMPAs: PMPAs acquired from third-parties may not reflect typical terms and conditions

The terms and conditions of PMPAs that the Company acquires from a third-party have been, by their nature, negotiated by the third-party with the applicable mining operator and not by the Company. Therefore, such PMPAs may not reflect terms and conditions that the Company would normally seek to obtain in PMPAs, including, without limitation, terms and conditions relating to indemnities, covenants, representations and warranties, security,

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guarantees, events of default, remedies and other matters. As a result, the contractual remedies and protections that the Company may have in connection with such PMPAs may be more limited relative to its typical PMPAs, whether in an insolvency proceeding, default situation or otherwise, and the Company may not be able to recover all, or any portion of, the liabilities owed to the Company. This could result in a material adverse effect on the Company.

Revenue from Royalties: The Company holds mineral royalty interests where revenue is subject to cost deductions, which are beyond the control of the Company and may have an adverse effect on the Company

The Company holds mineral royalty interests that allow the mining operator to deduct certain costs, including, but not limited to, marketing and sales charges, sampling, transportation of minerals, refinery or smelter costs, taxes or other incidental and handling costs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of the Company and can significantly impact the revenue the Company may receive on these mineral royalty interests. Increases in costs incurred by the mining operator on permitted cost deductions will likely result in a decline in the revenue received by the Company on these mineral royalty interests and will impact overall revenue of the Company and could result in an adverse effect on the Company.

Acquisition Strategy: The Company’s acquisition strategy for PMPAs may not be successful, which may have a material adverse effect on the Company

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make PMPAs less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new PMPAs and could have a negative impact on the Company’s financial position.

As part of the Company’s portfolio optimization, the Company may consider opportunities to restructure or dispose of PMPAs where it believes such a restructuring or disposition may provide a long-term benefit to the Company, even if such restructuring or disposition may reduce near-term operating revenues, reduced mineral reserves and/or mineral resources or result in the Company incurring transaction related costs. In connection with a restructuring or disposition, the Company may receive different forms of consideration, including long-term equity investments in other companies.

The Company may enter into one or more acquisitions, restructurings, dispositions or other streaming transactions at any time.

Future Financing and Future Securities Issuances: The Company can provide no assurance that it will be able to obtain adequate financing in the future. The Company may have to raise additional capital or finance transactions through the issuance of additional equity securities, which could result in dilution to its shareholders

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the Company’s funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on the Company’s profitability, results of operations and financial condition. The Company may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased.

To the extent that additional capital is raised through the issuance of additional equity securities or the Company issues additional equity securities in the future in connection with acquisitions, strategic transactions or other purposes, this could result in dilution to existing shareholders and some or all of the Company’s financial measures could be reduced on a per share basis.

Third Party Interests: Certain of the Company’s mineral stream interests and mineral royalty interests may be subject to rights in favour of others or third parties that could adversely affect the revenues generated from the PMPAs

Some of the Company’s mineral stream interests and mineral royalty interests are subject to: (i) buy-back right provisions pursuant to which an operator may buy-back all or a portion of the mineral stream or mineral royalty interest, as applicable, and (ii) pre-emptive rights pursuant to which parties to PMPAs have the right of first refusal or first offer with respect to a proposed sale or assignment of such interest by or to the Company. Holders may exercise these rights such that certain mineral stream interests and mineral royalty interests would no longer be held by the

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Company or would be difficult for the Company to acquire. Any compensation received as a result may be significantly less than the Company’s assumptions regarding the asset.

Defects, Impairments and Limitations: A defect or impairment in a PMPA may defeat or impair the claim of the Company, and a limitation in the PMPA may limit or restrict the Company’s rights, which may have a material adverse effect on the Company

A defect in a streaming transaction and/or a PMPA may arise to defeat or impair the claim of the Company to such transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any PMPA. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of the PMPAs could have a material adverse effect on the Company.

Further, the terms and conditions of PMPAs that the Company acquires from a third party have been, by their nature, negotiated by the third party with the applicable mining operator and not by the Company. Therefore, such PMPAs may not reflect terms and conditions that the Company would normally seek to obtain in PMPAs, and the contractual provisions that the Company may have in connection with such PMPAs may be more limited or restricted relative to its typical PMPAs. Such limits or restrictions could result in a material adverse effect on the Company.

Litigation Claims and Proceedings: Litigation against the Company may result in the diversion of management and resources and substantial costs to the Company, impacting the Company’s financial position

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. In addition, disputes in respect of agreements entered into by the Company with third parties may impact the validity and enforceability of those agreements.

Further, any litigation could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

The Company was previously the subject of litigation in securities class action complaints in the United States and in Canada.

Market Price of the Common Shares: The trading price of the Common Shares fluctuates and is often unrelated to the operating performance of the Company

The Common Shares are listed and posted for trading on the TSX, NYSE and on the LSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2023, the trading price of the Common Shares has fluctuated as follows:

Exchange	Low	High
TSX	C$53.24	C$69.72
NYSE	$38.72	$52.23
LSE	£31.20	£41.70

The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including any future offerings of the Common Shares pursuant to the ATM Program, any offering or otherwise, and other factors set out in the Company’s Annual Information Form and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

In addition, the global stock markets and prices for streaming and mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Company’s common shares, regardless of the Company’s operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for streaming and mining company shares, macroeconomic developments globally, the breadth of the public market for the Company’s common shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Company’s common shares on the exchanges on which they trade has historically made the Company’s common share price volatile and suggests that the Company’s common share price will continue to be volatile in the future.

It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company was previously the subject of

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litigation in securities class action complaints in the United States and in Canada. See “Description of the Business – Litigation” in the Company’s Annual Information Form.

Key Personnel: The Company may experience difficulty in recruiting and retaining qualified personnel and we are dependent upon our personnel being able to perform their jobs in a safe and healthy work environment, free from discrimination

The Company and its subsidiaries have an aggregate of 42 employees and are therefore dependent upon the services of a small number of employees. The Company is also dependent on the services of a small number of key executives and other key employees who are highly skilled and experienced. If Wheaton loses key executives or other key employees or Wheaton fails to develop adequate succession plans, or if Wheaton fails to attract, hire, retain and develop qualified employees, including executives, it could impact its business, financial condition, results of operations and cash flows.

Wheaton is committed to creating and maintaining a work environment in which each employee, officer and director is treated with professional courtesy, dignity and respect in a fair and non-discriminatory manner. Wheaton is also committed to supporting and respecting human rights in its operations. However, Wheaton’s policies and procedures may not prevent or detect all potential harmful workplace situations. If Wheaton is unable to maintain a respectful and non-discriminatory workplace, it could impact the Company’s ability to attract and retain skilled employees, including executives.

Wheaton’s operations are dependent upon its workforce being able to safely perform their jobs. If Wheaton’s employees are unable to perform their jobs for any reason (including due to physical or psychological illness or injuries related to an unsafe or unhealthy workplace), it may adversely impact employee engagement, performance and productivity, result in legal or human rights claims, or damage Wheaton’s reputation. This could impact Wheaton’s business, financial condition, results of operations, cash flows, or the trading price of the Company’s securities.

Interest Rates: Fluctuations in interest rates applicable to the Company could have a material adverse effect on the Company’s results of operations and cash flows

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the years ended December 31, 2023 and 2022, the weighted average effective interest rate paid by the Company on its outstanding borrowings was Nil.

During the years ended December 31, 2023 and December 31, 2022, a fluctuation in interest rates of 100 basis points (1 percent) would not have impacted the amount of interest expensed by the Company. In addition, during the year ended December 31, 2022, central banks in Canada and the United States increased borrowing rates by over 400 basis points, where they remain at December 31, 2023, and such rates may continue to be held at these levels for an extended period of time or increase further. Depending upon the amount of the Company’s outstanding borrowings, fluctuations in the interest rates applicable to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Dividend Policy: The Company’s ability to pay dividends is dependent on the Company’s financial condition

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Confidentiality: The Company may have limited access to data and information regarding the Mining Operations which may result in a material adverse effect on the Company’s results of operations and cash flows

The Company may not be able to access all data and information regarding the Mining Operations, which may impact its ability to assess the status and performance of those Mining Operations and the PMPAs. The lack of sufficient data and information could impact the accuracy of the Company’s forecasts or the ability of the Company to respond to any challenges with Mining Operations on a timely or efficient basis, which may result in a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. Further, the PMPAs may contain confidentiality provisions which limit the Company’s ability to disclose non-public data or information concerning a Mining Operation or its mining operator. While the Company attempts to obtain contractual rights to the data and information necessary when negotiating with mining operators, there is no assurance that they will be able to do so.

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Multiple Listings: Multiple Listings of the Common Shares on the LSE, the TSX and the NYSE may lead to an inefficient market for the Common Shares

Multiple listings of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges. The Common Shares are quoted on the TSX, the NYSE and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian Dollars on the TSX, and in US Dollars on the NYSE. The Common Shares are quoted and traded in pence sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

Trading: The Common Shares may be suspended from trading which will limit shareholders ability to dispose of Common Shares

Each of the TSX, NYSE and LSE has the right to suspend trading in certain circumstances. If the Common Shares are suspended from trading, the holders of Common Shares may not be able to dispose of their Common Shares on the LSE, the TSX or the NYSE (as the case may be).

TSX: The objective of the TSX’s policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is a substantial public interest, and that comply with the requirements of the TSX. The policies are designed and administered in a manner consistent with that objective. The TSX has adopted certain quantitative and qualitative criteria under which it will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of relevant facts and circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX may, at any time, suspend from trading and delist securities if in the opinion of the TSX, such action is consistent with the objective noted above or further dealings in the securities on the TSX may be prejudicial to the public interest. In addition, the TSX may at any time suspend from trading the Common Shares if it is satisfied that the Company has failed to comply with any of the provisions of its listing agreement with the TSX or other agreements with the TSX, or with any TSX requirement or policy.

NYSE: The NYSE may suspend trading in, and commence proceedings to delist, the Common Shares from time to time if it determines that Wheaton or the Common Shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE listing standards. Such continued quantitative listing criteria include, but are not limited to, a minimum number of stockholders, a minimum average closing price over a consecutive 30 trading-day period, and a minimum average global market capitalization over a consecutive 30 trading-day period. Such continued qualitative listing criteria include, but are not limited to, the satisfaction of certain requirements of the NYSE Governance Rules such as the maintenance of an audit committee satisfying certain criteria including with respect to independence and the continued timely filing of periodic reports with the United States Securities and Exchange Commission (“SEC”). The NYSE may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE contrary to the public interest. Typically, if an issuer or its NYSE-listed securities fall below the NYSE’s quantitative or qualitative listing criteria, the NYSE reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE without such evaluation or follow-up procedures.

LSE: The FCA may suspend the Common Shares from trading on the LSE from time to time if it determines that the smooth operation of the market is or may be temporarily jeopardized or it is necessary to protect investors.

ATM Program: The Company may not raise the anticipated proceeds from the ATM Program and may not use any proceeds effectively

There is no certainty that gross proceeds of $300 million (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the ATM Common Shares are sold) will be raised pursuant to the ATM Program. The ATM Program agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the ATM Common Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the ATM Program agents are not obligated to purchase any ATM Common Shares that are not sold. As a result of the ATM Program being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

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Management of the Company will have broad discretion in the application of the net proceeds from the ATM Program if any and could spend the proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business and cause the price of the Common Shares to decline. Pending their use, the Company may invest the net proceeds from the ATM Program in a manner that does not produce income or that loses value.

Long-Term Equity Investments: The Company’s long-term equity investments are exposed to equity price risk as well as the risks in each investee Company, and the Company may lose the value of such investments

The Company is exposed to equity price risk as a result of holding long-term equity investments in other companies including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies, including the loss of the full value of these investments. The Company generally does not actively trade these investments. See “Description of the Business – Long Term Investments” in the Company’s Annual Information Form.

Activist Shareholders: Campaigns by activist shareholders could adversely impact the Company’s business and operations

Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, environmental, social and governance issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board of Directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board of Directors, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

Reputation Damage: Reputational loss could have a material adverse effect on the Company’s business and operations

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse effect on the Company’s financial performance, financial condition, cash flows, growth prospects and the trading price of the Company’s securities.

Industry Analysts: The Company’s trading price and volume may be negatively impacted by the views expressed by industry analysts

Both the market price and trading price of the Common Shares may depend on the opinions of the securities analysts who monitor the operations of the Company and publish research reports on the Company’s future performance. The Company does not have control over such analysts, who may downgrade their recommended prices for the Common Shares at any time, issue opinion which are not in line with the Board of Director’s view or not even cover the Company in their publications and reports. Such actions by analysts could have an adverse impact on the trading price and volume of the Common Shares.

Climate Change: The Company’s operations may be adversely affected by physical risks related to climate change, including acute weather events

Wheaton’s own operations are exposed to acute and chronic physical climate-related risks as a result of geographical location. Wheaton has sought to reduce its environmental footprint and located its operations in appropriate facilities, however acute weather events such as higher intensity storms, flooding and fire as well as chronic weather and physical conditions such as rising temperatures and changes in precipitation patterns may disrupt operations. Acute weather events may result in extended loss of power, global supply route disruption and reduced worker productivity related to safety protocols at our operations and worker transportation to our operations. Wheaton has developed and implemented a business continuity plan in the event of an acute weather event, however this plan may not fully mitigate the risks associated with such acute weather event, and Wheaton’s operations may be impacted (including the ability of its employees to travel to the Mining Operations) or have to be relocated, which could have an adverse effect on the Company’s business and results of operations.

To the extent that climate change adversely affects Wheaton’s business and financial position, it may also have the effect of heightening many of the other risk factors for the Company, including, but not limited to, risks related to

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commodity prices and markets, counterparty credit and liquidity risk, mine operator and counterparty concentration, Wheaton’s indebtedness and guarantees, competition, litigation claims and proceedings, Wheaton’s ability to enforce security interests, acquisition strategy, market price of Common Shares, equity price risk associated with the Company’s equity investments, interest rate risk, dividends, industry analysts, reputational damage and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations and availability of infrastructure and employees.

In addition, the Company’s Mining Operations are subject to climate change risk factors, as more fully described in the Company’s Annual Information Form.

Climate Change: The Company’s operations are subject to risks related to transitioning to a low-carbon economy

Both climate change and the anticipated transition to a low-carbon economy are expected to impact Wheaton.

Governments are moving to introduce and implement new and more stringent climate change legislation with respect to disclosure. While some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation, Wheaton expects that continued efforts to address climate change, including complying with enhanced regulatory requirements, may result in increased costs for Wheaton.

Investors are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of climate change faced by companies. If Wheaton is unable to respond to such disclosure requirements, or meet the expectations of investors and other stakeholders, it could have a material adverse effect on Wheaton’s ability to access, and the costs of accessing, debt and equity markets for capital required for its operations.

Shifts in demand and supply of commodities, products and services as a result of evolving consumer and investor sentiments will create challenging market conditions. Changes in consumer demand for metals and minerals that are required in a low-carbon economy or increases or decreases in commodity prices and markets may also impact the Company’s ability to acquire accretive PMPAs or to sell precious metals or cobalt that it acquires. There may be increased competition for PMPAs on Mining Operations that are considered to be low carbon emitting or less subject to climate-related physical risks, which may impact the Company’s ability to enter into desirable PMPAs or similar transactions or to acquire the capital necessary to fund its PMPAs. These impacts could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities. In addition, market perceptions of the mining sector and the role of particular metals or minerals in a transition to a low-carbon economy remain uncertain. There could be a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities where there is significant negative market perception of the mining sector.

In connection with Wheaton’s ESG strategy, Wheaton has adopted the Climate Change and Environmental Commitments. These Climate Change and Environmental Commitments may not be achievable or may not be achieved partially or at all, by Wheaton. Should the Commitments not be achieved, it could have an adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities. In addition, the Revolving Facility interest rate paid on drawn amounts and standby fees will be adjusted based upon the Company’s performance in three sustainability-related areas, including in respect of the Company’s attributable emissions from Mining Operations covered by science-based emissions targets. As such, a failure to meet our Climate Change and Environmental Commitments can result in increased costs for Wheaton and impact our results of operations.

Further, as there is currently no defined methodology for calculating financed emissions for metals streaming and royalty companies, Wheaton has developed its own methodology, using an attribution factor based on Wheaton’s attributable production relative to the overall production of the Mining Operations in a given year. This methodology relies upon the calculations and estimates of emissions by the Mining Operations, which is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the emissions information. As a result, no assurance can be given that the calculated financed emissions are fully accurate.

If Wheaton does not respond quickly enough to meet accepted climate change reduction targets, Wheaton may be subject to increased risks of climate litigation. Climate-related impact litigation has been advanced in Canada, the United States and Europe, and may be broadened if there are failures to meet long-term reduction targets. Adverse publicity or climate-related litigation could result in significant costs, which could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities.

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Information Systems, Cyber Security: Compromises or breaches of the Company’s data or information systems could result in material losses to the Company

Wheaton’s information systems, and those of its counterparties under the PMPAs, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving information systems and cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties under its PMPAs, third-party service providers or vendors.

Wheaton’s operations depend, in part, on how well Wheaton and its suppliers, as well as counterparties under the PMPAs, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems, applications and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital and remediation expenditures. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data / information security breaches, there can be no assurance that Wheaton will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company’s data / information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, unauthorized transactions, inappropriate disclosures, and damage to the Company’s reputation. In addition, as the regulatory environment related to data / information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Wheaton’s business and counterparties to the PMPAs, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Generative Artificial Intelligence: The Company may not successfully adopt or respond to generative artificial intelligence

New technological advances, including the use of generative artificial intelligence (“Generative AI”), are evolving rapidly. The successful development, adoption and monitoring of Generative AI at the Company may require significant additional resources and costs. The Company’s consideration of the value of Generative AI in its business will require assessments of opportunities for its use, as well as the quality, limitations, vulnerabilities and potential legal and regulatory concerns, as well as enhanced controls, processes and practices designed to address challenges. In addition, if the Company uses or adopts Generative AI in the future, the availability of intellectual property protection is uncertain.

Finally, Generative AI could be used by the Company’s competitors to obtain a competitive advantage over the Company and could adversely impact the Company’s results of operations.

Legal Risks: The Company is subject to anti-corruption and anti-bribery laws and regulations which could result in liability and require the Company to incur costs

The Company is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other laws that prohibit improper payments or offers of payments to third parties, including foreign governments and their officials, for the purpose of obtaining or retaining business. In some cases, the Company invests in Mining Operations in certain jurisdictions where corruption may be more common, which can increase the risk of unauthorized payments or offers of payments in violation of anti-corruption and anti-bribery laws and regulations and in violation of our policies. In addition, the operators of the Mining Operations may fail to comply with anti-corruption and anti-bribery laws and regulations. Although the Company does not operate the Mining Operations, enforcement authorities could deem us to have some culpability for the operators’ actions. Any violations of the applicable anti-corruption and anti-bribery laws could result in significant civil or criminal penalties to us and could have an adverse effect on our reputation.

Regulatory: The Company’s business is subject to evolving corporate governance and public disclosure regulation that have increased compliance costs and the risk of non-compliance

The Company is subject to changing rules and regulations promulgated by a number of Canadian, United States and United Kingdom governmental and self-regulated organizations, including the Canadian Securities Administrators, the SEC, the FCA, the NYSE, the TSX, the LSE, the International Accounting Standards Board and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making

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compliance more difficult and uncertain. The Company’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Impact of Epidemics and Pandemics: Epidemics, pandemics and similar public health emergencies may significantly adversely impact Mining Operations and the Company

All of Wheaton’s PMPAs are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases through the Mining Operations. These infectious disease risks may not be adequately responded to locally, nationally, regionally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. In addition, a government may impose strict emergency measures in response to the threat or existence of an infectious disease, such as the emergency measures imposed by governments of many countries in response to the COVID-19 virus pandemic. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of Mining Operations to operate as intended, shortage of skilled employees or labour unrest, delays or shortages in supply chains, inability of employees to access sufficient healthcare, significant social upheavals or unrest, government or regulatory actions or inactions (including but not limited to, changes in taxation or policies, or delays in permitting or approvals), decreased demand or the inability to sell precious metals or cobalt or declines in the price of precious metals and cobalt, capital markets volatility, availability of credit, loss of investor confidence or other unknown but potentially significant impacts. Given the global nature of Mining Operations, there are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. As such, both global outbreaks, as well as regional and local outbreaks can have a significant impact on Wheaton’s PMPAs and the related Mining Operations. Wheaton may not be able to accurately predict which Mining Operations will be subject to infectious disease risks or the quantum of such risks. In addition, Wheaton’s own operations are exposed to infectious disease risks noted above and as such Wheaton’s operations may be adversely affected by such infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on Wheaton, its business, results from operations and financial conditions directly or due to a counterparty (i) being unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise defaulting in its obligations under that PMPA; (iii) ceasing operations at one or more mines that are the subject of that PMPA; or (iv) becoming insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.

Epidemics and pandemics may evolve rapidly and the effects on the Mining Operations and our own operations are uncertain. As at the date of this MD&A, all of the Company’s partners’ operations are currently running, though we are monitoring and assessing to determine if there remain impacts from the COVID-19 virus pandemic on the Mining Operations and our own operations. It is possible that in the future operations at the Mining Operations may be temporarily shut down or suspended for indeterminate amounts of time, any of which may, individually or in the aggregate, have a material and adverse impact on the Company’s business, financial condition, results of operations and cash flows. In addition, the impact of epidemics and pandemics on economies and the prospects of economic growth globally may lead to decreased demands for commodities, including precious metals or cobalt, which may have a material and adverse impact on the Company’s business, financial condition, results of operations and cash flows.

There can be no assurance that our partners’ operations that are operational as of the date of this MD&A will continue to remain operational should there be an epidemic or pandemic. In addition, even if operational, these operations may be subject to adverse impacts on production and other impacts due to epidemic or pandemic response measures, absenteeism and otherwise as a result of the epidemic or pandemic and any of these impacts may be material with respect to those operations, as well as our business and financial results.

To the extent that an epidemic or pandemic adversely affects the Company’s business and financial results, it may also have the effect of heightening many of the other risks, including, but not limited to, risks relating to the Company such as risks related to commodity prices and markets, commodity price fluctuations, equity price risk associated with the Company’s equity investments, credit and liquidity of counterparties to the PMPAs, mine operator concentration, our indebtedness and guarantees, our ability to raise additional capital, our ability to enforce security interests, information systems and cyber security and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations, availability of infrastructure and employees and challenging global financial conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenditures during the reporting period. The

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following discussion provides details of the critical accounting estimates made in preparing the financial statements. For additional information, Note 3 of the Company’s consolidated financial statements describes all of the material accounting policies while Note 4 describes the significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements.

Mineral Stream Interests

Attributable Reserve, Resource and Exploration Potential Estimates

Mineral stream interests are significant assets of the Company, with a carrying value of $6.2 billion at December 31, 2023, inclusive of early deposit agreements. This amount represents the capitalized expenditures related to the acquisition of the mineral stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of metals contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has PMPAs. Resources are estimates of the amount of metals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has PMPAs. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s mineral stream interests and depletion charges.

Depletion

As described above, the cost of these mineral stream interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Impairment of Assets

The Company assesses each PMPA at the end of every reporting period to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment or impairment reversal (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of attributable metals, and operating performance.

The price of precious metals and cobalt has been volatile over the past several years. The Company monitors spot and forward metal prices and if necessary re-evaluates the long-term metal price assumptions used for impairment testing. Should price levels decline or increase in the future, either for an extended period of time or due to known macro economic changes, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment, while a significant increase in long-term metal price assumptions may be an indication of potential impairment reversal. In addition, the Company also monitors the resource and reserve levels and operational developments at the counterparties for indications of impairment and impairment reversal. Should the Company conclude that it has an indication of impairment or impairment reversal at any balance sheet date, the Company is required to perform an impairment assessment.

Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

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The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash. The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Future Changes to Accounting Policies

The International Accounting Standards Board (“IASB”) has issued the following new or amended standards:

Amendment to IAS 1- Presentation of Financial statements

The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

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Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2023	2022	2023	2022

Net earnings	$168,435	$166,125	$537,644	$669,126

Add back (deduct):

Impairment charge (reversal)	-	1,719	-	(8,611)

Gain on disposal of Mineral Stream Interest	-	(51,443)	(5,027)	(155,868)

Gain (loss) on fair value adjustment of share purchase warrants held	(217)	(67)	31	1,033

Income tax (expense) recovery recognized in the Statement of Shareholders’ Equity	-	-	-	4,143

Income tax (expense) recovery recognized in the Statement of OCI	(3,487)	(7,214)	3,719	(6,513)

Income tax recovery related to prior year disposal of Mineral Stream Interest	-	(5,376)	(2,672)	2,404

Other	(162)	-	(644)	(802)

Adjusted net earnings	$164,569	$103,744	$533,051	$504,912

Divided by:

Basic weighted average number of shares outstanding	453,010	452,070	452,814	451,570

Diluted weighted average number of shares outstanding	453,611	452,778	453,463	452,344

Equals:

Adjusted earnings per share - basic	$0.363	$0.229	$1.177	$1.118

Adjusted earnings per share - diluted	$0.363	$0.229	$1.176	$1.116

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ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2023	2022	2023	2022

Cash generated by operating activities	$242,226	$172,028	$750,809	$743,424

Divided by:

Basic weighted average number of shares outstanding	453,010	452,070	452,814	451,570

Diluted weighted average number of shares outstanding	453,611	452,778	453,463	452,344

Equals:

Operating cash flow per share - basic	$0.535	$0.381	$1.658	$1.646

Operating cash flow per share - diluted	$0.534	$0.380	$1.656	$1.643

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iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022

Cost of sales	$136,283	$114,870	$442,605	$499,573

Less: depletion	(68,526)	(53,139)	(214,434)	(231,952)

Cash cost of sales	$67,757	$61,731	$228,171	$267,621

Cash cost of sales is comprised of:

Total cash cost of gold sold	$50,246	$32,749	$148,972	$138,468

Total cash cost of silver sold	15,945	24,674	72,296	115,058

Total cash cost of palladium sold	662	1,213	3,360	5,687

Total cash cost of cobalt sold [1]	904	3,095	3,543	8,408

Total cash cost of sales	$67,757	$61,731	$228,171	$267,621

Divided by:

Total gold ounces sold	115,011	68,996	327,336	293,234

Total silver ounces sold	3,175	4,935	14,326	21,570

Total palladium ounces sold	3,339	3,396	13,919	15,076

Total cobalt pounds sold	288	187	1,074	1,038

Equals:

Average cash cost of gold (per ounce)	$437	$475	$455	$472

Average cash cost of silver (per ounce)	$5.02	$5.00	$5.05	$5.33

Average cash cost of palladium (per ounce)	$198	$357	$241	$377

Average cash cost of cobalt (per pound)	$3.14	$16.52	$3.30	$8.10

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iv.

Cash operating margin is calculated by adding back depletion to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022

Gross margin	$177,188	$121,181	$573,440	$565,480

Add back: depletion	68,526	53,139	214,434	231,952

Cash operating margin	$245,714	$174,320	$787,874	$797,432

Cash operating margin is comprised of:

Total cash operating margin of gold sold	$180,470	$86,302	$495,159	$391,230

Total cash operating margin of silver sold	59,520	81,501	266,298	355,945

Total cash operating margin of palladium sold	2,912	5,373	15,136	26,473

Total cash operating margin of cobalt sold	2,812	1,144	11,281	23,784

Total cash operating margin	$245,714	$174,320	$787,874	$797,432

Divided by:

Total gold ounces sold	115,011	68,996	327,336	293,234

Total silver ounces sold	3,175	4,935	14,326	21,570

Total palladium ounces sold	3,339	3,396	13,919	15,076

Total cobalt pounds sold	288	187	1,074	1,038

Equals:

Cash operating margin per gold ounce sold	$1,569	$1,250	$1,513	$1,334

Cash operating margin per silver ounce sold	$18.75	$16.52	$18.59	$16.51

Cash operating margin per palladium ounce sold	$872	$1,582	$1,088	$1,756

Cash operating margin per cobalt pound sold	$9.78	$6.10	$10.51	$22.90

1)

Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million (twelve months - $1.6 million), resulting in a decrease of $0.08 per pound of cobalt sold (twelve months - $0.91 per pound sold). Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million (twelve months - $1.6 million), resulting in an increase of $8.71 per pound sold (twelve months - $1.60 per pound sold).

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Subsequent Events

Declaration of Dividend

The Company has revised its dividend policy, fixing the quarterly dividend to be $0.155 per common share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 14, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share, with this dividend being payable to shareholders of record on April 3, 2024 and is expected to be distributed on or about April 15, 2024. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Acquisition of DeLamar Royalty

On February 20, 2024, the Company purchased a 1.5% net smelter return royalty interest (the “DeLamar Royalty”) in the DeLamar and Florida mountain project located in Idaho, United States (the “DeLamar project”) from a subsidiary of Integra Resources Corporation (“Integra”) for $9.75 million to be paid in two equal installments. The first installment of $4.875 million was paid on closing on March 7, 2024. The second installment is expected to be paid four months after the first installment.

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2023. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of December 31, 2023.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of December 31, 2023.

There have been no changes in the Company’s internal control over financial reporting during the three months ended December 31, 2023 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they

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cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2023, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

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Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,39)

		December 31, 2023 (6)										December 31, 2022

		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	216.9	0.38	2.64	599.8	0.34	6.60	816.7	0.35	9.24	72%	834.3	0.35	9.48
Stillwater (13)	100%	10.9	0.36	0.13	49.5	0.37	0.59	60.4	0.37	0.72	69%	60.2	0.37	0.72
Constancia	50%	222.7	0.06	0.44	23.4	0.04	0.03	246.1	0.06	0.47	61%	246.1	0.06	0.47
Sudbury (11)	70%	8.2	0.40	0.11	20.2	0.22	0.14	28.4	0.27	0.25	75%	30.4	0.33	0.32
San Dimas (14)	25%	0.7	3.51	0.07	0.4	3.03	0.04	1.1	3.32	0.12	95%	1.1	3.32	0.12
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.3	3.16	0.33	90%	3.3	3.16	0.33
Cangrejos (11,31)	6.6%	-	-	-	43.5	0.55	0.76	43.5	0.55	0.76	85%	-	-	-
Platreef (11,35)	62.5%	-	-	-	69.8	0.30	0.67	69.8	0.30	0.67	79%	-	-	-
Blackwater (11,27)	8%	23.4	0.74	0.56	0.7	0.80	0.02	24.1	0.74	0.57	91%	19.8	0.74	0.47
Santo Domingo (11,25)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon (11,28)	100%	111.6	0.07	0.25	12.5	0.06	0.02	124.2	0.07	0.28	71%	124.2	0.07	0.28
Copper World Complex (21)	100%	319.4	0.03	0.27	65.7	0.02	0.04	385.1	0.02	0.31	60%	-	-	-
Curipamba (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Goose (11,30)	2.78%	0.2	5.54	0.04	0.3	6.29	0.06	0.5	5.97	0.10	93%	0.8	5.97	0.14
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Fenix (11,26)	6%	3.8	0.50	0.06	3.1	0.45	0.05	6.9	0.48	0.11	75%	6.9	0.49	0.11
Curraghinalt (11,33)	3.05%	0.0	9.14	0.001	0.4	6.43	0.08	0.4	6.45	0.08	94%	-	-	-
Mt Todd (11,36)	1%	0.7	0.84	0.02	1.7	0.75	0.04	2.4	0.77	0.06	92%	-	-	-
Kudz Ze Kayah (11,34)	7.27%	-	-	-	1.1	1.32	0.05	1.1	1.32	0.05	64%	-	-	-
DeLamar (37)	1.5%	0.2	0.46	0.002	1.2	0.39	0.02	1.4	0.40	0.02	72%	-	-	-

Total Gold				5.01			10.09			15.11				13.43
Silver
Peñasquito (10)	25%	30.9	37.9	37.7	41.8	30.1	40.5	72.8	33.4	78.2	80%	79.1	34.0	86.5
Constancia	100%	445.3	3.0	43.1	46.8	2.8	4.3	492.1	3.0	47.4	70%	492.1	3.0	47.4
Antamina (10,11,18)	33.75%
Copper		37.1	7.0	8.4	16.5	10.0	5.3	53.7	7.9	13.7	75%	63.6	7.4	15.1
Copper-Zinc		9.8	17.0	5.3	12.8	17.0	7.0	22.6	17.0	12.4	75%	31.7	14.1	14.4
Zinkgruvan	100%
Zinc		4.3	62.1	8.6	6.7	80.9	17.5	11.0	73.6	26.1	83%	9.3	68.9	20.6
Copper		1.3	34.5	1.4	0.2	38.8	0.2	1.4	35.0	1.6	70%	1.7	33.6	1.8
Neves-Corvo	100%
Copper		2.6	31.8	2.7	18.6	33.2	19.8	21.2	33.0	22.5	24%	21.2	33.2	22.6
Zinc		4.0	67.9	8.7	17.6	62.1	35.1	21.6	63.2	43.8	30%	22.3	62.9	45.1
Aljustrel (19)	100%	10.2	45.2	14.8	25.3	44.2	35.9	35.5	44.5	50.7	26%	35.5	44.5	50.7
Mineral Park	100%	42.4	2.6	3.5	141.3	2.4	11.1	183.7	2.5	14.6	61%	-	-	-
San Dimas (14)	25%	0.7	277.8	5.8	0.4	265.1	3.6	1.1	272.8	9.5	94%	1.1	272.8	9.5
Cozamin (11,20)	50%
Copper		-	-	-	3.9	42.9	5.4	3.9	42.9	5.4	86%	5.4	45.6	8.0
Zinc		-	-	-	0.5	50.9	0.9	0.5	50.9	0.9	60%	0.7	44.5	1.0
Los Filos	100%	21.7	5.0	3.5	96.5	7.1	22.1	118.2	6.7	25.6	10%	118.2	6.7	25.6
Marmato (11,15)	100%	2.1	16.4	1.1	28.1	5.3	4.8	30.2	6.1	5.9	34%	30.2	6.1	5.9
Copper World Complex (21)	100%	319.4	5.7	58.3	65.7	4.3	9.1	385.1	5.4	67.4	75.5%	516.6	4.6	76.7
Blackwater (11,27)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	166.5	5.8	31.0
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Curipamba (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1
Kudz Ze Kayah (11,34)	7.21%	-	-	-	1.1	137.5	4.8	1.1	137.5	4.8	86%	-	-	-
DeLamar (37)	1.5%	0.2	23.3	0.1	1.2	16.5	0.6	1.4	17.3	0.8	37%	-	-	-

Total Silver				241.6			243.1			484.7				484.6

Palladium
Platreef (11,35)	5.25%	-	-	-	5.5	2.0	0.35	5.5	2.0	0.35	87%	-	-	-
Stillwater (11,13)	4.5%	0.3	10.5	0.10	1.3	10.6	0.45	1.6	10.6	0.55	90%	1.8	10.6	0.60

Total Palladium				0.10			0.80			0.90				0.60

Platinum
Platreef (11,35)	5.25%	-	-	-	5.5	1.9	0.34	5.5	1.9	0.34	87%	-	-	-
Marathon (11,28)	22%	25.3	0.2	0.16	2.8	0.1	0.01	28.1	0.2	0.18	76%	28.1	0.2	0.18

Total Platinum				0.16			0.35			0.52				0.18

Cobalt
Voisey’s Bay (11,22)	42.4%	6.6	0.10	15.1	6.6	0.12	17.3	13.2	0.11	32.3	84%	13.0	0.12	33.2

Total Cobalt				15.1			17.3			32.3				33.2

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [66]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,39)

		December 31, 2023 (6)

		Measured			Indicated			Measured & Indicated			Inferred

		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	16.8	0.17	0.09	396.8	0.24	3.01	413.6	0.23	3.10	204.0	0.29	1.87
Stillwater (13)	100%	21.1	0.30	0.21	19.3	0.26	0.16	40.4	0.28	0.36	113.8	0.33	1.22
Constancia	50%	63.8	0.05	0.10	70.5	0.04	0.09	134.3	0.04	0.19	32.1	0.05	0.06
Sudbury (11)	70%	2.9	1.20	0.11	2.6	0.47	0.04	5.4	0.85	0.15	2.0	0.44	0.03
San Dimas (14)	25%	-	-	-	0.1	1.97	0.01	0.1	1.97	0.01	1.1	3.57	0.12
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.15
Minto (38)	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Cangrejos (11,31)	6.6%	-	-	-	20.6	0.38	0.25	20.6	0.38	0.25	13.0	0.39	0.16
Platreef (11,35)	62.5%	-	-	-	7.9	0.26	0.07	7.9	0.26	0.07	15.8	0.26	0.13
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu (12,16)	10%	4.2	1.45	0.198	7.3	1.46	0.34	11.5	1.45	0.54	2.1	1.71	0.12
Santo Domingo (11,25)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon (11,28)	100%	30.2	0.07	0.06	39.6	0.06	0.08	69.8	0.06	0.14	19.1	0.04	0.03
Copper World Complex (21)	100%	424.0	0.02	0.30	191.0	0.02	0.10	615.0	0.02	0.40	192.0	0.01	0.08
Curipamba (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose (11,30)	2.78%	0.0	4.94	0.004	0.1	5.18	0.01	0.1	5.13	0.02	0.1	6.64	0.03
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix (11,26)	6%	2.4	0.34	0.03	8.5	0.34	0.09	10.9	0.34	0.12	3.2	0.33	0.03
Cotabambas (12,23)	25%	-	-	-	126.8	0.20	0.82	126.8	0.20	0.82	105.9	0.17	0.57
Curraghinalt (11,33)	3.05%	-	-	-	-	-	-	-	-	-	0.2	12.24	0.07
Mt Todd (11,36)	1%	0.0	1.15	0.0001	0.2	0.89	0.01	0.2	0.90	0.01	0.4	0.77	0.01
Kudz Ze Kayah (11,34)	7.27%	-	-	-	0.2	1.64	0.01	0.2	1.64	0.01	0.0	1.18	0.002
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty (17)	1%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Black Pine Royalty (32)	0.5%	-	-	-	1.0	0.49	0.02	1.0	0.49	0.02	0.1	0.42	0.002
DeLamar (37)	1.5%	0.1	0.27	0.001	1.0	0.21	0.01	1.0	0.21	0.01	0.4	0.25	0.003

Total Gold				1.18			5.86			7.03			5.09

Silver
Peñasquito (10)	25%	9.4	24.5	7.4	39.3	25.1	31.8	48.7	25.0	39.1	5.7	25.4	4.7
Constancia	100%	127.5	2.2	8.8	141.0	2.2	10.0	268.5	2.2	18.8	64.1	2.6	5.3
Antamina (10,11,18)	33.75%
Copper		61.8	8.0	15.9	99.0	9.0	28.6	160.8	8.6	44.5	192.2	9.0	55.6
Copper-Zinc		14.9	20.0	9.5	51.4	18.0	29.7	66.3	18.4	39.3	91.3	15.6	45.7
Zinkgruvan	100%
Zinc		3.5	61.4	6.9	4.2	63.5	8.6	7.7	62.5	15.5	15.7	91.3	46.1
Copper		1.9	33.4	2.0	0.3	12.2	0.1	2.2	30.6	2.1	0.2	28.9	0.2
Neves-Corvo	100%
Copper		5.1	48.5	8.0	28.9	50.4	46.9	34.0	50.2	54.8	14.0	28.3	12.8
Zinc		8.3	62.1	16.5	34.7	57.5	64.1	43.0	58.4	80.6	4.1	63.2	8.3
San Dimas (14)	25%	-	-	-	0.1	183.3	0.6	0.1	183.3	0.6	1.1	306.4	10.5
Aljustrel (19)	100%	7.4	56.6	13.4	10.3	45.5	15.1	17.7	50.2	28.5	12.2	40.8	16.0
Mineral Park	100%	22.6	2.1	1.5	261.5	2.0	16.9	284.1	2.0	18.4	341.2	1.5	16.2
Cozamin (11,20)	50%
Copper		0.2	53.8	0.3	3.3	40.7	4.3	3.5	41.4	4.6	2.2	41.8	3.0
Zinc		-	-	-	1.4	36.5	1.7	1.4	36.5	1.7	1.7	33.8	1.8
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.8	3.2	1.8
Minto (38)	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	151.7	6.8	1.4	151.7	6.8	1.8	166.5	9.7
Copper World Complex (21)	100%	424.0	4.1	55.9	191.0	3.5	21.5	615.0	3.9	77.4	192.0	3.1	19.1
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu (12,16)	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Cotabambas (12,23)	100.0%	-	-	-	507.3	2.4	39.5	507.3	2.4	39.5	423.6	2.5	34.5
Kudz Ze Kayah (11,34)	7.21%	-	-	-	0.2	186.4	1.4	0.2	186.4	1.4	0.0	143.4	0.2
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
DeLamar (37)	1.5%	0.1	12.9	0.03	1.0	10.0	0.3	1.0	10.2	0.3	0.4	8.4	0.1

Total Silver				173.3			541.3			714.6			307.8

Palladium
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.5	0.02
Stillwater (11,13)	4.5%	0.21	9.0	0.06	0.2	7.2	0.04	0.4	8.1	0.11	1.1	9.3	0.34

Total Palladium				0.06			0.06			0.12			0.36

Platinum
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.4	0.02
Marathon (11,28)	22%	7.14	0.2	0.04	9.4	0.1	0.04	16.5	0.1	0.08	4.3	0.1	0.01

Total Platinum				0.04			0.05			0.09			0.04

Cobalt
Voisey’s Bay (11,22)	42.4%	0.5	0.06	0.6	0.4	0.07	0.6	0.9	0.06	1.2	2.7	0.12	7.2

Total Cobalt				0.6			0.6			1.2			7.2

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [67]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Aljustrel mines, Blackwater project, Cangrejos project, Cozamin mine, Curipamba project, Curraghinalt project, Fenix project, Goose project, Kudz Ze Kayah project, Kutcho project, Marathon project, Neves-Corvo mine, Platreef project, San Dimas mine, Santo Domingo project and Zinkgruvan mine report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2023 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.

Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2022, Moinho & St João mines as of June 2022 and the Estação project as of July 2018. Mineral Reserves for the Feitais, Moinho and St João mines are reported as of December 2021 and the Estação project as of April 2022.

b.	Mineral Resources for the Black Pine project are reported as of February 15, 2024.

c.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

d.	Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.

e.	Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.

f.	Mineral Resources and Mineral Reserves for the Constancia mine are reported as of December 31, 2022.

g.	Mineral Resources and Mineral Reserves for the Copper World Complex project are reported as of July 1, 2023.

h.	Mineral Resources for the Cotabambas project are reported as of November 20, 2023.

i.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

j.	Mineral Resources for the Curraghinalt project are reported as of May 10, 2018 and Mineral Reserves as of February 25, 2022.

k.	Mineral Resources for the DeLamar project are reported as of August 25, 2023 and Mineral Reserves as of January 24, 2022.

l.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of October 16, 2023.

m.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.

n.	Mineral Resources for the Kudz Ze Kayah project are reported as of May 31, 2017 and Mineral Reserves as of June 30, 2019.

o.	Mineral Resources for the Kutcho project are reported as of July 30, 2021 and Mineral Reserves are reported as of November 8, 2021.

p.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

q.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.

r.	Mineral Resources and Mineral Reserves for the Marathon project are reported as of December 31, 2022.

s.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.

t.	Mineral Resources for the Metates royalty are reported as of January 28, 2023.

u.	Mineral Resources for the Mineral Park project are reported as of October 30, 2021 and Mineral Reserves as of September 29, 2023.

v.	Mineral Resources for the Minto mine are reported as of March 31, 2021.

w.	Mineral Reserves and Mineral Resources for the Mt Todd project are reported as of December 31, 2022.

x.	Mineral Resources for the Platreef project are reported as of January 28, 2022 and Mineral Reserves as of January 26, 2022.

y.	Mineral Resources and Mineral Reserves for the San Dimas mine are reported as of December 31, 2022.

z.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.

aa.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2023.

bb.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.

7.

Process recoveries are the Company’s estimated average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.0% zinc cut-off for the Feitais, Moinho and St João mines and the Estação project.

b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.50 per pound copper, $1.10 per pound zinc, $11.10 per pound molybdenum and $21.50 per ounce silver.

c.	Blackwater project – NSR cut-off of Cdn $13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Cangrejos project - declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.

e.	Constancia mine – NSR cut-off of $6.40 per tonne assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.

f.	Copper World Complex project – $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver and $1,650 per ounce gold.

g.

Cozamin mine - NSR cut-off of $60.54 per tonne for long-hole and $65.55 per tonne for cut and fill assuming $3.55 per pound copper, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

WHEATON PRECIOUS METALS 2023 ANNUAL REPORT - MANAGEMENT DISCUSSION & ANALYSIS [68]

h.	Curraghinalt project - 3.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

i.	Curipamba project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21.00 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

j.

DeLamar project – NSR cut-offs of $3.55 and $3.65 per tonne for Florida Mountain and DeLamar oxide leach and $4.20 and $4.65 per tonne for Florida Mountain and DeLamar mixed leach, all assuming $1,650 per ounce gold and $21.00 per ounce silver.

k.	Fenix project – 0.235 grams per tonne gold cut-off assuming $1.650 per ounce gold.

l.	Goose project:

i.	Umwelt – 1.72 grams per tonne gold cut-off for open pit and 3.9 grams per tonne for underground.

ii.	Llama – 1.74 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.

iii.	Goose Main – 1.70 grams per tonne gold cut-off for open pit and 4.1 grams per tonne for underground.

iv.	Echo – 1.60 grams per tonne gold cut-off for open pit and 3.5 grams per tonne for underground.

m.

Kudz Ze Kayah project - NSR cut-off of Cdn$29.30 per tonne for open pit and Cdn$173.23 per tonne for underground assuming $1,310 per ounce gold, $18.42 per ounce silver, $3.08 per pound copper, $0.94 per pound lead and $1.10 per pound zinc.

n.

Kutcho project – NSR cut-offs of Cdn $38.40 per tonne for oxide ore and Cdn $55.00 per tonne for sulfide for the open pit and Cdn $129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

o.

Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

p.	Marathon project - NSR cut-off of Cdn $16.00 per tonne assuming $1,500 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.

q.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.

r.	Mineral Park project - NSR cut-off of $10.50 per tonne assuming $2.81 per pound copper, $14.25 per pound molybdenum and $16.13 per ounce silver.

s.	Mt Todd project – 0.35 grams per tonne gold cut-off for the Batman deposit and zero cut-off for the Heap Leach, assuming $1,600 per ounce gold.

t.

Neves-Corvo mine – NSR cut-offs ranging from EUR 49 to 82 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.65 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

u.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

v.

Platreef project - declining NSR cut-offs of between $155 and $80 per tonne assuming $1,600 per ounce platinum, $815 per ounce palladium, $1,300 per ounce gold, $1,500 per ounce rhodium, $8.90 per pound nickel and $3,00 per pound copper.

w.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.

x.	San Dimas mine – $1,750 per ounce gold and $22.50 per ounce silver.

y.	Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper, $1,290 per ounce gold and $100 per tonne iron.

z.

Stillwater mines - combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder assuming $1,500 per ounce 2E PGM prices.

aa.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.

bb.

Voisey’s Bay mines – NSR cut-offs of Cdn $28.00 per tonne for Discovery Hill Open Pit, Cdn$230 to $250 per tonne for Reid Brook and Cdn$210 to $250 per tonne for Eastern Deeps all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

cc.

Zinkgruvan mine – NSR cut-offs ranging from SEK 950 to 1,100 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.65 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.0% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.

b.

Antamina mine - $6,000 per hour of mill operation cut-off for the open pit and $53.80 per tonne NSR cut-off for the undergound, both assuming $3.50 per pound copper, $1.30 per pound zinc, $13.30 per pound molybdenum and $24.60 per ounce silver.

c.	Black Pine – 0.2 grams per tonne gold cut-off assuming $1,800 per ounce gold.

d.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

e.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

f.	Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.

g.

Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.

h.

Copper World Complex project – 0.1% copper cut-off and an oxidation ratio of lower than 50%, assuming $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver, and $1,650 per ounce gold.

i.	Cotabambas project – 0.15% copper equivalent cut-off assuming $1,850 per ounce gold, $23.00 per ounce silver, $4.25 per pound copper and $20.00 per pound molybdenum.

j.	Cozamin mine – NSR cut-off of $59.00 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.

k.	Curraghinalt project – 5.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

l.

Curipamba project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

m.	DeLamar project – 0.17 grams per tonne gold equivalent cut-off for oxide leach and mixed leach and 0.1 grams per tonne gold equivalent

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cut-off for stockpile, all assuming $1,800 per ounce gold and $21.00 per ounce silver

n.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,800 per ounce gold.

o.	Goose project - 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.

p.

Kudz Ze Kayah project – NSR cut-off of Cdn $25 per tonne for open pit and Cdn $95 per tonne for underground assuming $1,300 per ounce gold, $20.00 per ounce silver, $3.50 per pound copper, $1.05 per pound lead and $1.50 per pound zinc.

q.

Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

r.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

s.

Los Filos mine – 0.2 grams per tonne gold cut-off for the open pits, 1.71 grams per tonne gold cut-off for Los Filos South underground, 2.05 grams per tonne gold cut-off for Los Filos North underground and 2.71 grams per tonne gold cut-off for Bermejal underground, all assuming $1,550 per ounce gold and $18.00 per ounce silver.

t.

Marathon project – NSR cut-off of Cdn $15.00 per tonne for the Marathon project assuming $1,800 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver. NSR cut-off of Cdn $13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

u.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.

v.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

w.	Mineral Park project - 0.15 percent copper equivalent cut-off assuming $3.45 per pound copper, $10.00 per pound molybdenum and $23.00 per ounce silver.

x.	Minto mine – NSR cut-off of Cdn $35.00 per tonne for open pit and Cdn $70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.

y.	Mt Todd project – 0.4 grams per tonne gold cut-off for the Batman and Quigleys deposits and zero cut-off for Heap Leach, assuming $1,300 per ounce gold.

z.

Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $4.20 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

aa.	Pascua-Lama project – $1,700 per ounce gold, $21.00 per ounce silver and $3.75 per pound copper.

bb.	Peñasquito mine - $1,600 per ounce gold, $23.00 per ounce silver, $1.20 per pound lead and $1.45 per pound zinc.

cc.	Platreef project - 2.0 grams per tonne 3PE + Au (platinum, palladium, rhodium and gold) cut-off.

dd.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.

ee.	San Dimas mine – 165 grams per tonne silver equivalent cut-off assuming $1,800 per ounce gold and $25.00 per ounce silver.

ff.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.

gg.

Stillwater mines – combined platinum and palladium cut-off of 3.77 grams per tonne for Stillwater, 6.86 grams per tonne for East Boulder sub-level extraction and 1.71 grams per tonne for East Boulder Ramp & Fill assuming $1,500 per ounce 2E PGM prices.

hh.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

ii.

Sudbury mines - $1,200 to $1,373 per ounce gold, $6.07 to $8.16 per pound nickel, $2.38 to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

jj.	Toroparu project – 0.50 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.

kk.

Voisey’s Bay mines – NSR cut-off of Cdn $28 per tonne for Discovery Hill Open Pit and Cdn $250 per tonne for Reid Brook and Discovery Hill Underground, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

ll.

Zinkgruvan mine – NSR cut-offs ranging from SEK 740 to 920 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-offs ranging from SEK 800 to 830 per tonne for the copper Mineral Resources assuming $4.20 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.	The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines was sourced by the Company from the following filed documents:

a.	Antamina – Teck Resources Annual Information Form filed on SEDAR on February 23, 2024.

b.	Peñasquito – Newmont’s December 31, 2023 Resources and Reserves press release dated February 22, 2024 and

c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest, Cangrejos gold interest, Curraghinalt gold interest, Kudz Ze Kayah gold and silver interests, Platreef gold, palladium and platinum interests, Mt Todd royalty and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.

The Stillwater PMPA provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a

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further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310,000 ounces are delivered and 5.25% of gold production thereafter, as well as 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.

The Company’s PMPA with Aris Mining, is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.

18.

The Antamina PMPA in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

20.

The Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Copper World Complex Mineral Resources and Mineral Reserves do not include the Leach material.

22.

The Voisey’s Bay cobalt PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.

The Company’s PMPA with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24.

The Company’s PMPA with Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp., is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek mine, above which the NSR will increase to 2.75%. Sabre has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn $2.0 million. Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.

The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.

The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

27.

The Blackwater silver and gold stream agreements provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28.

The Marathon PMPA provides that Generation will deliver 100% of the gold production until 150,000 ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120,000 ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.

The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150,000 ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.

In connection with Sabina’s exercise of its option to repurchase 33% of the Goose gold stream on a change in control, the gold delivery obligations under the Company’s PMPA with Sabina, a subsidiary of B2 Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87,100 ounces are delivered, then 1.44% until 134,000 ounces are delivered and 1.0% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31.

The Cangrejos PMPA provides that Lumina Gold will deliver gold equal to 6.6% of the gold production until 0.7 million ounces are delivered and 4.4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 6.6% / 4.4% basis.

32.	The Company’s PMPA with Liberty Gold is a royalty, whereby the Company will be entitled to a 0.5% net smelter return. Attributable resources have been calculated on the 0.5% basis.

33.

The Curraghinalt PMPA provides that Dalradian will deliver gold equal to 3.05% of the payable gold production until 125,000 ounces of gold are delivered and 1.5% thereafter for the life of the mine. Attributable gold reserves and resources have been calculated on the 3.05% / 1.5% basis.

34.

The Kudz Ze Kayah PMPA provides that BMC will deliver gold and silver equal to 7.375% of the metal contained in concentrates until 24,338 ounces of gold and 3,193,375 ounces of silver are delivered, then 6.125% until 28,000 ounces of gold and 3,680,803 ounces of silver are delivered, then 5.5% until 42,861 ounces of gold and 5,624,613 ounces of silver are delivered and 6.75% thereafter for the life of the mine. Attributable gold and silver reserves and resources have been calculated on the 7.375% / 6.125% / 5.5% / 6.75% basis.

35.

The Platreef PMPA provides that Ivanhoe will deliver gold equal to 62.5% of the payable gold production until 218,750 ounces of gold are delivered and 50% until 428,300 ounces of gold are delivered, then 3.125% thereafter for a tail period which will terminate on certain conditions being met and 5.25% of the platinum and palladium until 350,000 ounces are delivered and 3.0% until 485,115 ounces are delivered, then 0.1%

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for a tail period which will terminate on certain conditions being met. Attributable gold reserves and resources have been calculated on the 62.5% / 50% / 3.125% basis and attributable platinum and palladium on the 5.25% / 3.0% / 0.1% basis.

36.

The Company’s PMPA with Vista Gold, is a royalty, whereby the Company will be entitled to 1.0% of gross revenue until 3.47 million ounces of gold are delivered to an offtaker, then 0.667% of gross revenue for the life of the mine. Attributable gold reserves and resources have been calculated on the 1.0% / 0.667% basis.

37.	The Company’s PMPA with Integra Resources is a royalty, whereby the Company will be entitled to a 1.5% net smelter return. Attributable resources and reserves have been calculated on the 1.5% basis.

38.	On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

39.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project, Blackwater project, Black Pine project, Curraghinalt project, Mt Todd project and DeLamar project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the future price of commodities;
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable, including the implementation of a 15% global minimum tax, and the impact of the CRA Settlement;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;

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•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
•

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

•

risks relating to the implementation of a 15% global minimum tax, including the draft legislation issued for consultation by the Canadian Federal Government on August 4, 2023 that would apply to the income of the Company’s non-Canadian subsidiaries and the legislation enacted in Luxembourg that applies to the income of the Company’s Luxembourg subsidiary as of January 1, 2024 and the Company and its other subsidiaries from January 1, 2025;

•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;

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•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting;
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
•	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
•	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the implementation of a 15% global minimum tax is accurate;
•

that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance

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that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2022 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

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CORPORATE

INFORMATION

CANADA – HEAD OFFICE

WHEATON PRECIOUS METALS CORP.

Suite 3500

1021 West Hastings Street

Vancouver, BC V6E 0C3

Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.

Suite 300, 94 Solaris Avenue

Camana Bay

P.O. Box 1791 GT, Grand Cayman

Cayman Islands KY1-1109

STOCK EXCHANGE LISTING

Toronto Stock Exchange: WPM

New York Stock Exchange: WPM

London Stock Exchange: WPM

DIRECTORS

GEORGE BRACK, Chair

JAIMIE DONOVAN

PETER GILLIN

CHANTAL GOSSELIN

JEANE HULL

GLENN IVES

CHARLES JEANNES

MARILYN SCHONBERNER

RANDY SMALLWOOD

OFFICERS

RANDY SMALLWOOD

President & Chief Executive Officer

CURT BERNARDI

Senior Vice President,

Legal & Corporate Secretary

GARY BROWN

Senior Vice President

& Chief Financial Officer

HAYTHAM HODALY

Senior Vice President,

Corporate Development

TRANSFER AGENT

TSX Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

1 800 387 0825

Outside of Canada and the United States:

1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP

Vancouver, Canada

INVESTOR RELATIONS

EMMA MURRAY

Vice President, Investor Relations

T: 1 604 684 9648  TF: 1 844 288 9878

 E: info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

TSX | NYSE | LSE : WPM
wheatonpm.com

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